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14011954

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 09/23/14	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: BATS Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, BATS Exchange, Inc. (Title) (212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
17 State Street, 32nd Floor
New York, NY 10004

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 09/23/14 (MM/DD/YY) BATS Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 23rd day of September, 2014 (Month) (Year) by [signature] (Notary Public)

My Commission expires 03-27-2016 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

2014 SEP 24 PM 2:24 SEC / MR RECEIVED


NOTARY PUBLIC
STATE OF KANSAS
TERESA LAFFOON
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 03-27-2016

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity.
2. Application for approval as a person associated with a member, participant or subscriber of the entity.
3. Any other similar materials.

Response:

Attached please find the following documents:

1. Application Checklist, Membership Application, Statutory Disqualification Notice, Clearing Letter of Guarantee
2. User Agreement
3. Securities Routing Agreement
4. Market Maker Registration Application
5. Competitive Liquidity Provider Registration Application
6. Lead Market Maker Application
7. User Agreement Addendum to Permit Volume Attribution
8. Sponsored Access Information, Sponsoring Member Consent and Sponsored Participant Agreement
9. Service Bureau Information, Service Bureau Port Fee Agreement and Service Bureau Agreement
10. BATS Global Markets Holdings, Inc. Data Agreement, Data Feed Order Form and System Description, List of Affiliates, Subscriber Agreement, Service Facilitator List an External Controlled Data Distributor Trial Addendum
11. Academic Use of BATS Historical Data Terms and Conditions
12. BATS Global Markets Holdings, Inc. Extranet Agreement
13. Options Member Application, Options Member Agreement, Options Member Letter of Guarantee, Options Self Clearing Member Letter of Guarantee
14. Options Market Maker Application

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

BATS / DirectEdge
Membership Application

In order to join BATS Exchange, Inc., BATS Y-Exchange, Inc., EDGA Exchange, Inc., and/or EDGX Exchange, Inc. (each an "Exchange"), an applicant Broker-Dealer ("Applicant") must complete and submit all materials listed on the Application Checklist below, to: c/o BATS Exchange, Inc., Attn: Membership Services, 8050 Marshall Drive, Suite 120, Lenexa, KS 66214.

APPLICATION CHECKLIST
☐ Membership Application, including Statutory Disqualification Notice
☐ Clearing Letter of Guarantee (***only if you are not self-clearing***) – per Exchange
☐ User Agreement – per Exchange
☐ Routing Agreement – per Exchange
☐ Three Party Service Bureau Agreement, if applicable – per Exchange
☐ Most recent signed and notarized Form BD, including schedules & disclosure reporting pages
☐ A Form U-4 for each officer, director and equity holder who owns 5% or more of Applicant's outstanding equity interests, if not available on WebCRD®.
☐ Most recent audited annual financial statements, if applicable, including Independent Auditors' Report on Internal Control, and unaudited financial statements as of the last month end
☐ FOCUS Reports since last annual audit
☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company Agreement or Operating Agreement; or similar documentation
☐ A list of all authorized traders the Applicant will be registering with BATS Exchange, Inc.

Note: All application materials sent to the Exchange will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 2.6. If you have questions on completing the application, you may direct them to Membership Services at membershipservices@bats.com or 913-815-7002. In addition, please refer to the Exchange's website at www.bats.com for additional information regarding the membership process.

BATS / DirectEdge
Membership Application

GENERAL INFORMATION		
Date:	SEC BD Registration #:	CRD #:
Name of Applicant Broker-Dealer:		
Address of Principal Office:		
City:	State:	Zip:
BILLING ADDRESS		
Address of Billing Office:		
City:	State:	Zip:

BUSINESS CONTACT		BILLING CONTACT	
Name:		Name:	
Title:		Title:	
CRD # (if applicable):		CRD # (if applicable):	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:
COMPLIANCE CONTACT		**TECHNICAL CONTACT**	
Name:		Name:	
Title:		Title:	
CRD # (if applicable):		CRD # (if applicable):	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:
TRADING CONTACT		**SUPERVISOR OF AUTHORIZED TRADERS**	
Name:		Name:	
Title:		Title:	
CRD # (if applicable):		CRD # (if applicable):	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietorship

State of Organization:______________________ Federal Employer ID Number:______________________

TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT (check all that apply)

☐ Market Maker* ☐ Public Customer Business ☐ Clearing Services ☐ Firm Proprietary Trading

☐ Other: ____________________________________

*Please contact Membership Services for more information on becoming a Market Maker on the Exchange.

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (check all that apply)

- ☐ BATS Exchange, Inc. (BZX)
- ☐ BATS Y-Exchange, Inc. (BYX)
- ☐ BOX Options Exchange (BOX)
- ☐ Chicago Board Options Exchange (CBOE)
- ☐ C2 Options Exchange (C2)
- ☐ Chicago Stock Exchange (CHX)
- ☐ DirectEdge (EDGA)
- ☐ DirectEdge (EDGX)
- ☐ Financial Industry Regulatory Authority (FINRA)
- ☐ International Securities Exchange (ISE)
- ☐ ISE Gemini (GEMINI)
- ☐ MIAX Options (MIAX)
- ☐ NASDAQ (NQX)
- ☐ NASDAQ BX (BX)
- ☐ NASDAQ PHLX (PHLX)
- ☐ New York Stock Exchange (NYSE)
- ☐ NYSE Arca, Inc. (ARCA)
- ☐ NYSE MKT

Name of Applicant's Designated Examining Authority (DEA): ______________________________

ADDITIONAL INFORMATION

Discuss any recent events or changes that are not reflected in the Applicant's Form BD and U-4(s) (and amendments thereto) that are submitted with this Application (attach an additional sheet if more space is needed):

State approximate dates of last inspection of Applicant's books and records by the SEC, FINRA (formerly NASD) or any other regulator. If any material deficiencies were revealed, please explain (attach an additional sheet if more space is needed):

SEC: ____________________

FINRA: ____________________

Other: ____________________ Name of regulator: ______________________________

Has Applicant during the past three years been subject to the notification and reporting requirements under SEC Rule 17-a-11 because of a net capital or record keeping problem?

☐ Yes ☐ No

If so, please explain:

Does Applicant carry a Broker's Blanket and Fidelity Bond? ☐ Yes ☐ No

If so, please state the following:

Name of insurance carrier: ______________________________

Amounts of coverage: ______________________________

Effective date of the bond: ______________________________

AML COMPLIANCE OFFICER

Pursuant to Exchange Rule 5.6, each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If Applicant is a Member of FINRA required to comply with FINRA Rule 3310 (formerly NASD Rule 3011), notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA Rule.

Name:		Title:
Business Address:		
Phone:	Fax:	Email:

PRINCIPAL REGISTRATION

The Exchange requires each Member other than a sole proprietorship or a proprietary trading firm with 25 or fewer Authorized Traders ("Limited Size Proprietary Firm") to register at least two (2) Series 24 qualified Principals. A Limited Size Proprietary Firm is required to register at least one (1) Series 24 qualified Principal. A 'Principal" is any individual responsible for supervising the activities of a Member's Authorized Traders and each person designated as a Chief Compliance Officer on Schedule A of Form BD. In addition, the Exchange requires each Member to register a Series 27 qualified FINOP with the Exchange. See BATS Exchange, Inc. and BATS Y-Exchange, Inc. Rule 2.5, Interpretation and Policy .01 and EDGA Exchange, Inc. and EDGX Exchange, Inc. Rule 2.3 for additional information regarding principal registration. Please indicate below the individuals that the Member intends to register with the Exchange, to comply with these requirements.

DESIGNATED SERIES 24 LICENSED PRINCIPAL

Name:		CRD #:
Business Address:		
Phone:	Fax:	Email:

DESIGNATED SERIES 24 LICENSED PRINCIPAL

Name:		CRD #:
Business Address:		
Phone:	Fax:	Email:

DESIGNATED SERIES 27 LICENSED PRINCIPAL

Name:		CRD #:
Business Address:		
Phone:	Fax:	Email:

[Remainder of page intentionally left blank.]

The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete.

By executing this Application, the undersigned agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board of Directors and penalties imposed by the Board of Directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) The Exchange and its officers, employees and members of its Board of Directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer, or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, By-Laws, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board of Directors or any duly authorized committee;

(4) In cases where the Applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the Applicant against the Exchange of any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00), provided that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;

(5) To maintain and make available to the Exchange, its authorized employees and its Board of Directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or Exchange Rules; and

(6) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by the Exchange.

____
Applicant Broker-Dealer

____________________________________ Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	__________________________ Date
____________________________________ Printed Name	__________________________ Title

BATS / DirectEdge
Statutory Disqualification Notice

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), the Exchange may deny (or may condition) membership or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you **DO NOT** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

☐ Check here if you **DO** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:
1. Name and social security number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to approve or deny Applicant Broker-Dealer's application for membership. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

____
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor

____
Date

____
Printed Name

____
Title

BATS Exchange, Inc.
Clearing Letter of Guarantee

NOTICE OF CONSENT – To be completed by Clearing Member of Applicant Broker-Dealer

In connection with the qualification of ____ ("Member") as a member of BATS Exchange, Inc. ("Exchange") and pursuant to Exchange Rule 11.15, as may be amended or re-numbered from time to time, the undersigned Clearing Firm represents that it is a member of the Exchange and the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Securities Exchange Commission pursuant to Section 17A of the Securities Exchange Act of 1934. The undersigned Clearing Firm accepts full responsibility for clearing and settling any and all transactions made by the Member and/or such persons having access to the Exchange pursuant to a sponsorship arrangement with the Member to the extent such transactions are executed on the Exchange or on other markets after being routed away from the Exchange.

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to Exchange Rules and may be relied upon by Exchange. This Notice of Consent shall be subject to Exchange Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Firm.

____
Clearing Firm (Broker-Dealer Name)

____
NSCC Clearing #

____
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor of Clearing Firm

____
Printed Name/Title

____
Date

BATS Exchange, Inc.
User Agreement

This User Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between BATS Exchange, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("Exchange"), and the user referenced below ("User").

1. **Term of the Agreement.** This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. **Services.** Subject to the terms and conditions of this Agreement, User will have the right to access Exchange to enter orders on Exchange, receive status updates on orders, cancel orders, and execute trades against orders on the Exchange limit order book (collectively, the "Services"). User acknowledges and agrees that nothing in this Agreement constitutes an understanding by Exchange to continue any aspect in its current form. Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use Exchange in accordance with Certificate of Incorporation, Bylaws, Rules and Procedures of Exchange, as amended from time to time (the "Exchange Rules"). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. Exchange reserves the right to modify or change the Services provided Exchange notifies User prior to the effectiveness of the modification and User's continued use of the Services following the modification will constitute User's acceptance of the modification.

3. **Compliance.** Except as otherwise provided herein, with respect to all orders submitted to Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self-regulatory organization of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use Exchange only if and when it is duly authorized to use Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use Exchange in compliance with, Exchange Rules; (iii) it is and will remain responsible for its use of Exchange and the use of Exchange by any of its employees, customers or agents or, if User is a member of Exchange, by any person which has entered into a sponsorship arrangement with User to use Exchange (a "Sponsored Participant"); (iv) it will maintain and keep current a list of all authorized traders who may obtain access to Exchange on behalf of User and/or any Sponsored Participant(s); and (v) it will familiarize User's authorized traders with all of User's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to Exchange.

4. **Monitoring.** User acknowledges and agrees that Exchange will monitor the use of Exchange by User for compliance with all applicable laws and regulations, including, without limitation, Exchange Rules. User acknowledges its responsibility to monitor its employees, agents and customers for compliance with Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws.

5. **Settlement of Transactions.** User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on Exchange to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the "Act") as well as the rules of any qualified clearing agency. User will promptly notify Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with the Exchange's Clearly Erroneous Executions Rule (Exchange Rule 11.17, as may be amended or re-numbered from time to time).

6. **Sponsored Participants.** Notwithstanding Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored Participant, and not a member of Exchange, as a condition to initiating and continuing access to Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of Exchange establishing proper relationship(s) and account(s) through which User may trade on Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in Exchange Rules.

7. **Connectivity.** User is solely responsible for providing and maintaining all necessary electronic communications with Exchange, including, wiring, computer hardware, software, communication line access, and networking devices.

8. Market Data. User hereby grants to Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use information and data that User or User's agent enters into Exchange ("User's Data") for the following purposes: for performing self-regulatory functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of Exchange); and for use within Exchange market data products (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i) such market data products are provided in an aggregate manner that does not directly or indirectly identify User as the source of the information; and (ii) fees for any such market data product are filed with the Securities and Exchange Commission ("SEC") in accordance with the requirements of Section 19 of the Act. Subject to the foregoing license, as between Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data: (i) User owns or has sufficient rights in and to User's Data to authorize Exchange to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or Exchange will not violate the proprietary rights (including, without limitation, any privacy rights) of any party; and (iii) use or delivery of User's Data by User or Exchange will not violate any applicable law or regulation.

9. Restrictions on Use; Security. Unless otherwise required by law, User may not sell, lease, furnish or otherwise permit or provide access to Exchange to any other entity or to any individual that is not User's employee, customer, agent or Sponsored Participant. User accepts full responsibility for its employees', customers', agents' and Sponsored Participants' use of Exchange, which use must comply with Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to Exchange, including unauthorized entry of information into Exchange, or the information and data made available therein. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by Exchange that results in unauthorized access by other parties. User may not sell, lease, furnish or otherwise permit or provide access to any data feed containing quotation or trade information from Exchange ("Exchange Data") to any other person or to any other office or place unless it signs and complies with a separate BATS Global Markets Holdings, Inc. Data Agreement. Each party shall install and maintain at all times during the term of this Agreement a corporate "firewall" protecting its computer network in accordance with commercially reasonable specifications and standards. Exchange shall not include in the operation of Exchange or the Services provided under this Agreement any computer code designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of User's computer system, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as "viruses" or "worms"), or that would disable such system or impair in any way its operation based on the elapsing of a period of time, advancement to a particular date or other numeral (sometimes referred to as "time bombs", "time locks", or "drop dead" devices), or any other similar harmful, malicious or hidden programs, procedures, routines or mechanisms which would cause such programs to cease functioning, or provide or allow unauthorized access to the User's system, or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations. In addition, Exchange shall implement a commercially reasonable method to intercept and block or delete any such viruses, worms, time bombs, time locks, drop dead devices or other malicious or harmful programs, procedures, routines or mechanisms, and carry out on a regular basis, no less frequently than monthly, and more frequently as reasonably required, a commercially reasonable method to scan its computer system and eliminate from it any such malicious or harmful programs, procedures, routines or mechanisms.

10. Information.

(a) Confidentiality. Both parties acknowledge that: (i) Exchange and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by Exchange without the express, prior written authorization of Exchange. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

11. Clearly Erroneous Trade Policy. User has read and agrees to the terms stipulated in Exchange Rule 11.17 (Clearly Erroneous Executions), as Exchange may amend or re-number from time to time.

12. Corporate Names; Proprietary Rights. Exchange and User each acknowledge and agree that Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party.

13. Fees. By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in Exchange Rules or posted on Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within 30 days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, Exchange reserves the right to change its fee schedule with 48 hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section will survive the termination of this Agreement.

14. DISCLAIMER OF WARRANTY. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO EXCHANGE AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. NO LIABILITY FOR TRADES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH EXCHANGE; AND (ii) EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER EXCHANGE,

NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. NO CONSEQUENTIAL DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. Indemnification by User. User agrees to indemnify and hold harmless Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with Exchange were in violation of any state or federal securities law or Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from Exchange's willful misconduct, fraud or breach of Exchange's obligations under this Agreement.

18. Indemnification by Exchange. Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. Termination. User or Exchange may terminate this Agreement or any part of the Services upon 30 days written notice to the other party. In addition, Exchange may suspend or terminate the Services to User immediately if it determines, in Exchange's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that Exchange determines to be detrimental to Exchange or its members; (iii) User poses a credit risk to Exchange; (iv) User is selling, leasing, furnishing or otherwise permitting or providing access to Exchange Data without the prior approval of Exchange; (v) User has violated any Exchange Rules; or (vi) User ceases to be a member in good standing with Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24 and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

20. Acknowledgement of SRO Obligations. Exchange represents: (i) that Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that Exchange, as a self-regulatory organization, comply with the Act; and (iv) that Exchange has jurisdiction over its members to enforce compliance with the Act as well as the rules, regulations and interpretations of Exchange. Accordingly, User agrees that Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and Exchange Rules.

21. Assignment. User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without Exchange's prior approval, which will not be unreasonably withheld. Exchange may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. Arbitration. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

25. Amendment. Exchange may amend any term or condition of this Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response must be received no later than sixty (60) days after the date that Exchange distributed the initial notice. Exchange will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the System after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Agreement, and no modification to this Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

26. Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at the address specified above or to User at its last reported principal office address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 24 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this

Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

User:____________________	BATS Exchange, Inc.
Signature:____________________	Signature:____________________
Printed Name:____________________	Printed Name:____________________
Title:____________________	Title:____________________
	Date: ____________________

Provided that User is a Member or Sponsored Participant of a Member of BATS Exchange, Inc. ("Exchange") and subject to a valid, ongoing User Agreement with Exchange, BATS Trading, Inc. (hereinafter "BATS Trading"), a broker-dealer registered in accordance with Section 15(a) of the Securities Exchange Act of 1934, as amended (the "Act"), agrees to act as agent to User for the purpose of providing certain routing services, as described herein, provided that User is bound by the terms and conditions of this agreement (the "Routing Agreement") and any applicable rules and interpretations of Exchange Rules. Whereas BATS Trading provides certain order routing services for Exchange, and User desires to use the order routing facilities of Exchange, for good and valuable consideration, User and BATS Trading agree as follows:

1. **Routing Services.** BATS Trading, a wholly owned subsidiary of BATS Global Markets Holdings, Inc., agrees to act as agent for User for routing orders entered into Exchange to the applicable market centers or broker-dealers for execution, whenever such routing is at User's request, and is permitted in accordance with Exchange Rules. User understands and agrees that orders executed on its behalf shall at all times be subject to the terms and conditions of Exchange Rules. In the event of a conflict between the Exchange Rules and this Routing Agreement, the Exchange Rules shall prevail.

2. **Orders Not Eligible For Routing Services.** User agrees that BATS Trading will not handle or otherwise route any orders that are not eligible for order routing in accordance with Exchange Rules.

3. **Cancellation; Modification Of Orders.** User agrees that any requests regarding cancellation or modification of orders shall be subject to Exchange Rules. User understands that the Exchange Rules may provide that requests to cancel orders while the order is routed away to another market center and remains outside Exchange will be processed by BATS Trading subject to the applicable trading rules of the relevant market center.

4. **Transmission Of Order Instructions.** User agrees that all orders on its behalf must be transmitted to BATS Trading through Exchange. User agrees that Exchange is its exclusive mechanism for purposes of transmitting orders on its behalf to BATS Trading and for receiving notice regarding such orders. BATS Trading shall be entitled to rely upon and act in accordance with any order instructions received from Exchange on behalf of User. User agrees that all order executions effected on behalf of User pursuant to this Routing Agreement shall be reported by BATS Trading to Exchange. User shall be notified of such executions through Exchange.

5. **Clearance And Settlement.** User agrees that all transactions executed on its behalf shall be processed in accordance with Exchange Rules. If User is a Member, User agrees that orders executed on its behalf by BATS Trading shall be automatically processed by Exchange for clearance and settlement on a locked-in basis. If User is a Sponsored Participant, User agrees that all orders executed on its behalf by BATS Trading shall be cleared and settled, using the relevant sponsoring Exchange Member's mnemonic (or its clearing firm's mnemonic, as applicable) and such Exchange Member retains responsibility for the clearance and settlement of all such orders.

6. **Information.**

(a) Confidentiality. Both parties acknowledge that each party to this Routing Agreement may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Routing Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. BATS Trading will not disclose the identity of User or User's customers to any of Exchange's other Members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over BATS Trading, Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Routing Agreement. If applicable, User may not disclose any data or compilations of data made available to User by BATS Trading without the express, prior written authorization of BATS Trading. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

7. **Term Of Agreement.** This Routing Agreement will be effective as of the date executed by BATS Trading on the signature page hereof and will remain in effect thereafter until terminated by either party upon notice to the other party. Termination will be effective at the close of trading in the affected markets and applications on the day that notice of termination is received by the other party hereto. BATS Trading may terminate this Routing Agreement with written notice if: (i) User is in breach of this Routing Agreement for any reason; (ii) any representations made by User in connection with this Routing Agreement or the User Agreement are or become false or misleading; or (iii) User is no longer a Member or Sponsored Participant of Exchange or otherwise authorized to access Exchange. Upon the termination of this Routing Agreement or the User Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Routing Agreement for any reason: 6, 8, 9, 10, 11, 12, 15 and 17. In no event will termination of this Routing Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

8. **Indemnity.** User agrees to indemnify, defend and hold BATS Trading harmless from and against any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and attorneys' fees, arising from or as a result of User's breach of its obligations under this Routing Agreement or otherwise from its use of BATS Trading routing services, unless such claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies arise from BATS Trading's willful misconduct, fraud or breach of BATS Trading's obligations under this Routing Agreement.

9. **Indemnification by BATS Trading.** BATS Trading agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the order routing services of BATS Trading, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. **DISCLAIMER OF WARRANTY.** ROUTING SERVICES ARE PROVIDED "AS-IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE ROUTING SERVICE, WHETHER EXPRESS, IMPLIED, OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY BATS TRADING, EXCHANGE OR ITS OR THEIR AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED.

11. NO LIABILITY FOR TRADES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT BATS TRADING IS NOT LIABLE UNDER THIS ROUTING AGREEMENT TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, NEITHER BATS TRADING, OR ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE ROUTING SERVICE OR ITS USE. ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF BATS TRADING TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY USER OR THE MEMBER SPONSORING USER, THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTWITHSTANDING THE FOREGOING, BATS TRADING AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

12. NO CONSEQUENTIAL DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL BATS TRADING OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF ROUTING SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF BATS TRADING, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BATS TRADING AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

13. Assignment. User shall not assign, delegate or otherwise transfer this Routing Agreement or any of its rights or obligations hereunder without BATS Trading's prior approval, which will not be unreasonably withheld. BATS Trading may, as permitted by the Act, assign or transfer this Routing Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

14. Force Majeure. Notwithstanding any other term or condition of this Routing Agreement to the contrary, neither BATS Trading nor User will be obligated to perform or observe their obligations undertaken in this Routing Agreement if prevented or hindered from doing so by any circumstances found to be beyond their control.

15. Arbitration. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Routing Agreement or the breach thereof will be resolved and settled by arbitration under the auspices of FINRA Dispute Resolution or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

16. Amendment. BATS Trading, or Exchange on its behalf, may amend any term or condition of this Routing Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members of the Exchange generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response shall be received no later than sixty (60) days after the date that Exchange distributed the initial notice. BATS Trading, or Exchange on its behalf, will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the routing services provided by BATS Trading after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Routing Agreement, and no modification to this Routing Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

17. Miscellaneous. All notices or approvals required or permitted under this Routing Agreement must be given in writing to BATS Trading at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214, or to User at its last reported principal office address. Any waiver or modification of this Routing Agreement will not be effective unless executed in writing and signed by the other party. This Routing Agreement will bind each party's successors-in-interest. This Routing Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 15 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Routing Agreement. If any provision of this Routing Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Routing Agreement. This Routing Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between BATS Trading and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Routing Agreement to be executed by their duly authorized officers.

User:____________________	BATS Trading, Inc.
Signature:____________________	Signature:____________________
Printed Name:____________________	Printed Name:____________________
Title:____________________	Title:____________________
	Date: ____________________

BATS Exchange, Inc.
Service Bureau Agreement

1. This Service Bureau Agreement (this "Agreement") is between BATS Exchange, Inc. ("Exchange") the Member of Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau").

2. This Agreement authorizes the Service Bureau to route orders and any modifications thereto to Exchange on behalf of the Member.

3. By executing this Agreement, the undersigned Member agrees that it is responsible for all orders using its mnemonic entered on the Exchange through or by the Service Bureau. The Member also agrees to accept and honor all trades executed on Exchange as a result of orders routed to Exchange through or by the Service Bureau using the Member's mnemonic, regardless of whether such orders were provided to Exchange in error by the Service Bureau.

4. The Member understands and agrees that it is its sole responsibility to immediately notify Exchange in the event that it wishes to terminate this Agreement.

5. This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon 24 hours written notice.

6. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS OF THE DATE SET FORTH BELOW.

Service Bureau:	Member:	BATS Exchange, Inc:
Signature	*Signature*	*Signature*
Printed Name	*Printed Name*	*Printed Name*
Title (must be an officer)	*Title (must be an officer)*	*Title*
Name of Service Bureau	*Name of Firm*	*Date*
Service Bureau Contact	*Date*	
Email Address of Contact Person	*MPID of Member*	

☐ MPID (Equities)
☐ EFID (Options)
☐ Both

BATS Exchange, Inc.
Market Maker Registration Application

Broker-Dealers applying to become Market Makers registered with BATS Exchange, Inc. (the "Exchange") are required to complete a Market Maker Registration Application. The Exchange may require additional information from any Applicant prior to determining whether to register such Applicant as a Market Maker. Applicants are required to update any information submitted in the application when and if it becomes inaccurate or incomplete after submission.

To apply, please complete and submit this Market Maker Registration Application via fax to 913.815.7119, email to membershipservices@bats.com or certified or first class mail to: BATS Exchange, Inc., Attn: Membership Services, 8050 Marshall Drive, Suite 120, Lenexa, KS 66214.

GENERAL INFORMATION

Date:	CRD #:	
Name of Applicant Broker-Dealer:		
Address of Principal Office:		
City:	State:	Zip:
MPID(s) to be used:		

SECURITIES

Estimate the number of securities in which the Applicant intends to become registered as a Market Maker: ___________

OTHER AFFILIATIONS

Is the Applicant a dealer/specialist or Market Maker on a registered national securities exchange or association?

☐ Yes ☐ No

If yes, please provide a list of the other registered national securities exchange(s) or association(s) on which the Applicant is a dealer/specialist or Market Maker:

NET CAPITAL

Excess Net Capital Amount: ______________________ As of Date: ____________

☐ Most recent Quarterly FOCUS Report enclosed

MARKET MAKER RESTRICTIONS - EXCHANGE RULE 14.11(j)(5)

Restrictions apply to a Market Maker registered in a UTP Derivative Security that derives its value from any of the following: one or more currencies or commodities; derivatives based on one or more currencies or commodities; or a basket or index comprised of currencies or commodities (collectively, "Reference Assets"). Exchange Rule 14.11(j)(5)(A) restricts a Market Maker registered in a UTP Derivative Security ("Restricted Market Maker") from acting or registering as a Market Maker on any other exchange in any Reference Asset of that UTP Derivative Security, or any derivative instrument based on a Reference Asset of that UTP Derivative Security (collectively, with Reference Assets, "Related Instruments").

In addition, Exchange Rule 14.11(j)(5)(B) requires that all Restricted Market Makers file with the Exchange and keep current a list identifying any accounts in which Related Instruments are traded and the Restricted Market Maker: (1) holds an interest; (2) has investment discretion; or (3) shares in the profits and/or losses.

If the applicant is a Restricted Market Maker, please submit a current list of accounts in which Related Instruments are traded to the Market Oversight Department at surveillance@bats.com.

Updated September 19, 2014

MARKET MAKER AUTHORIZED TRADERS

To be eligible for registration as a MMAT, as defined in BATS Rule 1.5(l), a person must successfully complete the General Securities Representative Examination (Series 7)[1]. Complete as many forms of this page as necessary.

Name: ______________________ CRD #: ______________

Series 7 Qualification: ☐ Yes ☐ No

☐ Form U4 is current and accessible for this person on Web CRD OR ☐ Proof of passing the Series 7 is enclosed

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ______________________ Phone Number: ______________

Name: ______________________ CRD #: ______________

Series 7 Qualification: ☐ Yes ☐ No

☐ Form U4 is current and accessible for this person on Web CRD OR ☐ Proof of passing the Series 7 is enclosed

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ______________________ Phone Number: ______________

Name: ______________________ CRD #: ______________

Series 7 Qualification: ☐ Yes ☐ No

☐ Form U4 is current and accessible for this person on Web CRD OR ☐ Proof of passing the Series 7 is enclosed

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ______________________ Phone Number: ______________

Name: ______________________ CRD #: ______________

Series 7 Qualification: ☐ Yes ☐ No

☐ Form U4 is current and accessible for this person on Web CRD OR ☐ Proof of passing the Series 7 is enclosed

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ______________________ Phone Number: ______________

[1] In exceptional cases and where good cause is shown, the Exchange may waive such requirement. Contact Membership Services at 913.815.7002 for more information regarding requesting a waiver of the Series 7 requirement.

BATS Exchange, Inc.
Competitive Liquidity Provider Registration Application

Any currently approved BATS Exchange Market Maker on BATS Exchange, Inc. (the "Exchange") is eligible to apply to become a Competitive Liquidity Provider ("CLP"). To become a CLP, a current BATS Exchange Market Maker is required to complete a Competitive Liquidity Provider Registration Application. The Exchange may require additional information from any Applicant prior to determining whether to register such Applicant as a CLP.

To apply, please complete and submit this Competitive Liquidity Provider Registration Application via fax to 913.815.7119, email to membershipservices@bats.com or certified or first class mail to:

BATS Exchange, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Applicants are required to update any information submitted in the application when and if it becomes inaccurate or incomplete after submission.

GENERAL INFORMATION

Date:	CRD #:	
Name of Applicant Broker-Dealer:		
Address of Principal Office:		
City:	State:	Zip:

CLP TRADING IDENTIFIERS

Applicant must identify to the Exchange the identifiers it will use for CLP trading. A CLP may not use identifiers for trading activity at the Exchange in assigned CLP securities that is not CLP trading activity, but may use the same unique identifiers for trading activity in securities not assigned to such CLP. If a Member does not identify to the Exchange the unique identifier to be used for CLP trading activity, the Member will not receive credit for such CLP trading.

MPID(s) to be used for CLP Trading Activity:

____

____

____

SECURITIES

Identify the types of issues in which the Applicant intends to become registered as a CLP:

☐ Corporate Issuers (Tier I or Tier II)

☐ Exchange Traded Products, including ETFs

OTHER BUSINESS ACTIVITIES

☐ Public Securities Business	☐ Proprietary Trading	☐ Dealer/Specialist
☐ Equities Market Maker	☐ Investment Banking	☐ Other: ________________

OTHER AFFILIATIONS

Is the Applicant registered as a market maker or liquidity provider on any registered national securities exchange or association (e.g., NYSE DMM or SLP, ARCA LMM, etc.)?

☐ Yes ☐ No

If yes, please provide a list of the other registered national securities exchange(s) or association(s) on which the Applicant is a dealer/specialist or Market Maker:

____

____

REPRESENTATIONS AND ACKNOWLEDGEMENTS

REPRESENTATIONS OF APPLICANT:

By executing this Application, the undersigned agrees as follows:

- The Applicant represents that it has adequate technology to support electronic trading through the systems and facilities of the Exchange;
- The Applicant represents that it has adequate trading infrastructure to support CLP trading activity, which includes support staff to maintain operational efficiencies in the CLP program and adequate administrative staff to manage the Member's participation in the CLP program;
- The Applicant represents and warrants that the business unit of the Member acting as a CLP has in place information barriers between the CLP unit and the Applicant's customer, research and investment banking business;
- The Applicant recognizes that all CLP orders must only be for the proprietary account of the CLP Member; and
- The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete.

WAIVER OF CONFIDENTIALITY AND ANONYMITY:

Further, the Applicant further acknowledges and agrees as follows:

The Applicant acknowledges that the User Agreement by and between the Exchange and Applicant (the "User Agreement"), including but not limited to Sections 8 and 10, require the Exchange to keep Applicant's identity confidential and would preclude the Exchange from publishing any information regarding information and data that Applicant or Applicant's agent enters into the Exchange ("Transaction Data"). Notwithstanding such provisions, Applicant hereby grants to the Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use Transaction Data within Exchange market data products (i.e., products that include disclosure, publication, or distribution to third parties), even if such market data products present Transaction Data in a manner that provides Applicant's volume ranking on the Exchange in one or more securities. Further, Applicant hereby agrees that Exchange can publicly identify Applicant as a CLP on the Exchange. Finally, Applicant agrees that Exchange can provide confidential information derived from Transaction Data to issuers relating to the market in an issuer's own securities and that such information may include Applicant's identity.

APPLICANT

Signature: ______________________________

Printed Name: ______________________________

Title: ______________________________

BATS Exchange, Inc.
Application for Eligibility to Become a Lead Market Maker* In BATS Exchange Primary Listed Securities

Unless otherwise indicated by BATS Exchange, this application shall be submitted only by a BATS Registered Market Maker that seeks to apply to become a Lead Market Maker ("LMM") in a particular BATS Exchange listed exchange traded product ("ETP"). In addition to the information requested below, any LMM applicant (an "Applicant" or "LMM Applicant") that wishes to provide additional information to the issuer (*e.g.*, trading firm's background), may submit such information with its application. Note that any written information may be subject to regulatory action if information is deemed to be deliberately misleading or inaccurate.

APPLICANT INFORMATION	
Name of Applicant:	WebCRD#:
MPID(s) to be used for LMM Trading:	
LMM BUSINESS CONTACT	**PRIMARY LMM CONTACT****
Name:	Name:
Title:	Title:
Email:	Email:
Phone:	Phone

Information regarding new ETPs subject to the
LMM Program should be sent to this email address: ______________________

☐ Applicant's Form BD is updated and available on WebCRD®.
☐ Applicant's Market Maker Authorized Traders (MMAT) have been registered with BATS Exchange in WebCRD.

INFORMATION FOR LEAD MARKET MAKER

LMMs are subject to BATS Exchange rules. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including, but not limited to the rules referenced below.

BATS Exchange Rule 11.8(e)(2)(A):
LMMs shall be selected by the Exchange based on factors including, but not limited to, experience with making markets in ETPs, adequacy of capital, willingness to promote the Exchange as a marketplace, issuer preference, operational capacity, support personnel, and history of adherence to Exchange rules and securities laws.

BATS Exchange Rule 11.8(e):

(2)(C) Designated Market Makers will be required to maintain minimum performance standards the levels of which may be determined from time to time by the Corporation.

(1)(D) The term "Minimum Performance Standards" means a set of standards applicable to an LMM that may be determined from time to time by the Exchange. Such standards will vary between LMM Securities depending on the price, liquidity, and volatility of the LMM Security in which the LMM is registered. The performance measurements will include: (A) percent of time at the NBBO; (B) percent of executions better than the NBBO; (C) average displayed size; and (D) average quoted spread.

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

______________________ ______________________
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor — Date

______________________ ______________________
Print Name — Title

*Must be a registered Market Maker under BATS Rule 11.7 prior to submitting this application.
** The Primary contact for the LMM must be present at any interviews with an issuer in connection with an LMM application.

BATS Exchange, Inc.
User Agreement Addendum to Permit Attribution

This User Agreement Addendum to Permit Attribution (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between BATS Exchange, Inc. (the "Exchange") and the user referenced below ("User"). Capitalized terms used but not defined in this Addendum shall have the meaning set forth in the User Agreement by and between the Exchange and User (the "User Agreement").

User's execution of this Addendum is optional. By signing this form, User authorizes attribution of Covered Data (as defined below) in Exchange data products and/or on the Exchange's public website. Executed versions of this Addendum and any other requested documents can be delivered to the Exchange via fax to 913.815.7119, by email to membershipservices@bats.com or by certified or first class mail to: BATS Exchange, Inc., Attn: Membership Services, 8050 Marshall Drive, Suite 120, Lenexa, KS 66214.

TERMS OF ADDENDUM

Whereas the Exchange provides certain services to User pursuant to the User Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and the Exchange agree as follows:

1. Scope. This Addendum shall be deemed to be a supplement to the User Agreement and all terms and provisions of the User Agreement which are not expressly overridden by the terms and conditions of this Addendum shall be incorporated herein by reference. This Addendum shall only apply to the Trading Platform(s), Attribution Type(s) and Attributed MPIDs selected by User below (collectively, the "Covered Data").

Trading Platform: User limits the applicability of this Addendum to the following Exchange trading platform(s):

☐ BATS Exchange, Inc. Equities (BZX Equities) ☐ BATS Exchange, Inc. Options Platform (BATS Options)

Attribution Type: User limits the applicability of this Addendum to the following types of attribution:

☐ Allow Use of User's Identity in connection with its Aggregate Volume Ranking Relative to other Users

☐ Allow Quote Attribution

Attributed MPIDs: User limits the applicability of this Addendum to the following MPIDs:

☐ Aggregate all User MPIDs ☐ Limit Attribution to Selected MPIDs: ______________________

2. Modification of User Agreement. The parties acknowledge that the User Agreement, including but not limited to Sections 8 and 10, require the Exchange to keep User's identity confidential and would preclude the Exchange from publishing any information regarding information and data that User or User's agent enters into the Exchange. Notwithstanding such provisions, User hereby grants to the Exchange a non-exclusive, non-assignable, non-transferable, worldwide, revocable license to receive and use Covered Data (as defined by User's selection(s) above) within Exchange market data products and/or on the Exchange's public website even if such use of Covered Data is inconsistent with the terms of the User Agreement. The license granted hereunder shall remain in effect for the term of the User Agreement, unless this Addendum is terminated earlier by User upon written to Exchange.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

User: ______________________	BATS Exchange, Inc.
Signature: ______________________	Signature: ______________________
Printed Name: ______________________	Printed Name: Tamara Schademann
Title: ______________________	Title: SVP, Chief Regulatory Officer
	Date: ______________________

BATS Exchange, Inc.
Sponsored Access Application and Agreements

SPONSORING MEMBER INFORMATION			SPONSORING MEMBER BUSINESS CONTACT	
Firm:			Name:	
Address:			Email:	
City:	State:	Zip:	Phone:	Fax:

SPONSORED PARTICIPANT INFORMATION			SPONSORED PARTICIPANT BILLING ADDRESS		
Firm:			Firm:		
Address:			Address:		
City:	State:	Zip:	City:	State:	Zip:

SPONSORED PARTICIPANT BUSINESS CONTACT		SPONSORED PARTICIPANT BILLING CONTACT	
Name:		Name:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

PORT SELECTION

Port Type: ☐ BOE ☐ FIX ☐ DROP ☐ FIX DROP

Quantity: ______ ______ ______ ______

Is the Sponsored Participant allowed to enter Short Sales? ☐ Yes ☐ No

Is the Sponsored Participant allowed to enter Intermarket Sweep Orders? ☐ Yes ☐ No

What is the maximum dollar value per order? $________________

CONNECTIVITY

Which connectivity option will the Sponsored Participant use? (check one)

☐ VPN ☐ Cross Connect ☐ Extranet:____________________ ☐ Other:____________________

What type of connection(s) is the Sponsored Participant requesting? ☐ Test ☐ Production

CLEARING (EQUITIES AND/OR OPTIONS)

Please list the MPID/DTCC # that the Sponsored Participant is permitted to use: __________ / __________

Please list the Executing Firm ID/OCC # that the Sponsored Participant is permitted to use: __________/__________

AUTHORIZATION

This form is governed by all terms and conditions set forth in the BATS Exchange, Inc. Sponsored Participant Agreement. BATS provides a best effort attempt to cancel all open orders from a Member/Sponsored Participant upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by BATS will be error free or will operate without interruption. By signing below, you agree and acknowledge that BATS is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature. *Members may call the BATS Trade Desk at 913.815.7001 to verbally request that all open orders be cancelled or check the status of open orders.*

Sponsoring Member Firm:	Date:
Printed Name/Title:	Signature:

BATS Exchange, Inc.
Sponsoring Member Consent

We, ______________________________, a Member of the Exchange, are hereby notifying BATS Exchange, Inc. ("Exchange") that we intend to be a Sponsoring Member providing access to a Sponsored Participant, as those terms are defined in Exchange Rule 11.3, by permitting the Sponsored Participant identified below to send orders directly to the Exchange using our mnemonic (or the mnemonic of our clearing broker, as applicable).

We acknowledge and agree that we are responsible for all orders entered on or through the Exchange by the Sponsored Participant and any person acting on behalf of or in the name of such Sponsored Participant. We further acknowledge and agree that we must be identified on any order submitted by the Sponsored Participant as the Sponsoring Member of that order, and that any execution occurring as a result of an order entered by a Sponsored Participant shall be binding in all respects on us. In that regard, we acknowledge and agree that we are acting as agent for the person submitting the order through sponsored access, and as such, that we are responsible for all related contractual and regulatory obligations. We further acknowledge and agree that we are responsible for any and all actions taken by the Sponsored Participant or any person acting on behalf of or in the name of the Sponsored Participant on or through the Exchange.

In addition to Exchange Rule 11.3, we have further reviewed other provisions of the Rules of the Exchange and the terms of our User Agreement with the Exchange. The Sponsored Participant has agreed to comply with all applicable Rules of the Exchange governing the entry, execution, reporting, clearing and settling of orders in securities eligible for trading on the Exchange. We understand that we are required and agree to impose appropriate regulatory and supervisory procedures in connection with orders directed to the Exchange by the Sponsored Participant.

______________________________ ______________________________

Full Legal Name of Sponsoring Member — Name of Clearing Broker (if applicable)

______________________________ ______________________________

Senior Officer Name/Title — Date

____

Signature

Sponsored Participant:

______________________________ ______________________________

Full Legal Name — CRD Number (if applicable)

On behalf of the Sponsored Participant, the undersigned agrees to comply with the BATS Exchange, Inc. ("Exchange") Certificate of Incorporation, By-Laws, and Rules of the Exchange, and all written interpretations thereof, as if Sponsored Participant were a Member of the Exchange. These requirements include, but shall not be limited to, the items listed below.

The Sponsored Participant:

- shall enter into and maintain a User Agreement with the Exchange;

- shall enter into and maintain a Routing Agreement with BATS Trading, Inc., if it will use the routing services provided by that entity;

- shall maintain, keep current and provide to the Sponsoring Member, and to the Exchange upon request, a list of Authorized Traders who may obtain access to the System on behalf of the Sponsored Participant. Sponsored Participant shall be subject to the obligations of Exchange Rule 11.4 with respect to such Authorized Traders;

- shall familiarize its Authorized Traders with all of its obligations under Exchange Rule 11.3 and will assure that they receive appropriate training prior to any use or access to the Exchange;

- may not permit anyone other than Authorized Traders to use or obtain access to the Exchange;

- shall take reasonable security precautions to prevent unauthorized use or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. Sponsored Participant understands and agrees that Sponsored Participant is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and other consequences thereof;

- acknowledges its responsibility to establish adequate procedures and controls that permit it to effectively monitor its employees', agents', and customers' use and access to the Exchange for compliance with the terms of this agreement; and

- shall pay when due all amounts, if any, payable to Sponsoring Member, the Exchange or any other third parties that arise from the Sponsored Participant's access to and use of the Exchange. Such amounts include, but are not limited to applicable Exchange and regulatory fees.

[Remainder of page intentionally left blank]

Authorized Acknowledgement of Sponsored Participant:

The undersigned, as a duly appointed Officer, Partner, Managing Member, or Sole Proprietor of the applicant Sponsored Participant, does hereby acknowledge and agree to the terms and provisions of Exchange Rule 11.3, and shall comply with the Exchange Rules, as amended.

Full Legal Name of Sponsored Participant

CRD Number (if applicable)

Senior Official Name/Title

Date

Signature

☐ Attached is a User Agreement executed by Sponsored Participant.

☐ Attached is a Sponsored Access Information Form executed by Sponsoring Member

☐ Attached is a Routing Agreement executed by Sponsored Participant (required only if Sponsored Participant plans on using BATS Trading, Inc. for outbound routing).

Sponsoring Member:

Full Legal Name

CRD Number

BATS Exchange, Inc.
Service Bureau Application and Agreements

SERVICE BUREAU INFORMATION		
Firm:		
Address:		
City:	State:	Zip:

BUSINESS CONTACT		TECHNICAL CONTACT	
Name:		Name:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

BILLING ADDRESS			BILLING CONTACT	
Firm:			Name:	
Address:			Email:	
City:	State:	Zip:	Phone:	Fax:

PORT SELECTION

Port Type: ☐ BOE ☐ FIX ☐ DROP ☐ FIX DROP

Quantity: ______ ______ ______ ______

CONNECTIVITY

Which connectivity option will you use? (check one)

☐ VPN ☐ Cross Connect ☐ Extranet:______________________ ☐ Other:____________________

What type of connections are you requesting? ☐ Test ☐ Production

AUTHORIZATION

This form is governed by all of the terms and conditions set forth in the BATS Exchange, Inc. Service Bureau Agreement. The persons listed above are the only individuals authorized to order or update services at BATS on behalf of the Service Bureau. Please contact Membership Services at 913.815.7002 or email membershipservices@bats.com to add or delete authorized contacts.

BATS provides a best effort attempt to cancel all open orders from a Member/Service Bureau upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by BATS will be error free or operate without interruption. By signing below, you agree and acknowledge that BATS is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature. *Members may call the BATS Trade Desk at 913.815.7001 to verbally request that all open orders be cancelled or check the status of open orders.*

Service Bureau:	Date:
Printed Name/Title:	Signature:

BATS Exchange, Inc.
Service Bureau Port Fee Agreement

This Service Bureau Port Fee Agreement (this "Agreement"), with an effective date as of the date executed below, is made by and between BATS Exchange, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("Exchange"), and the Authorized Service Bureau referenced below ("Service Bureau").

1. **Rights of Service Bureau.** Exchange has granted to Service Bureau the non-exclusive and non-transferable right to act as the Authorized Service Bureau for one or more Members of the Exchange pursuant to one or more Service Bureau Agreements.

2. **Exchange Users and Data Recipients.** If Service Bureau has entered into a User Agreement with the Exchange (as may be amended, modified or supplemented from time to time, the "User Agreement"), pursuant to which Service Bureau has the right to access the Exchange to, among other things, submit orders to the Exchange and/or has entered into an BATS Global Markets Holdings, Inc. Data Agreement with BATS Global Markets Holdings, Inc., a Delaware corporation and the parent entity of Exchange (as may be amended, modified or supplemented from time to time, the "Data Agreement") pursuant to which Service Bureau has the right to receive and redistribute data feeds, then this Agreement shall be deemed to be a supplement to such agreements and all terms and provisions of such agreements which are not expressly overridden by the terms and conditions of this Agreement shall be incorporated herein by reference.

3. **All other Service Bureaus.** If Service Bureau has not entered into a User Agreement or Data Agreement with the Exchange, by signing this Agreement, Service Bureau has the right to access the Exchange to act as an Authorized Service Bureau only if in conformity with the requirements expressly described below.

4. **Port Fees.** Service Bureau agrees to make timely payment of fees charged specifically for linking to Exchange in order to act as an Authorized Service Bureau on behalf of one or more Members of the Exchange, as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Port Fees shall be set forth in Exchange Rules or posted on the Exchange's web site. Port Fees are payable within 30 days of the invoice date. Service Bureau will be solely responsible for any and all other telecommunications costs and all other expenses incurred in linking to and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of the Service Bureau Agreement(s) between Exchange and Service Bureau. Service Bureau agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Securities Exchange Act of 1934 (the "Act"), Exchange reserves the right to change its fee schedule, including Port Fees applicable to Service Bureau. Exchange will use commercially reasonable efforts to provide reasonable advance notice to Service Bureau (delivered via e-mail and posted to the Exchange web site) of any such change to Port Fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change.

4. **Term and Termination.** This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated on not less than 24 hours written notice given by either party to the other.

5. **Miscellaneous.** All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at the address specified above or to Service Bureau at its last reported principal office address, unless Service Bureau designates a different address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. Service Bureau may not assign this Agreement (including by operation of law) without the prior written consent of the Exchange, provided, however, that the Exchange shall not unreasonably withhold such consent. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Service Bureau:______________________________

Signature:__________________________________

Printed Name:_______________________________

Title:______________________________________

BATS Exchange, Inc.

Signature:__________________________________

Printed Name: Tamara Schademann

Title: SVP, Chief Regulatory Officer

Date:______________________________________

BATS Exchange, Inc.
Service Bureau Agreement

1. This Service Bureau Agreement (this "Agreement") is between BATS Exchange, Inc. ("Exchange") the Member of Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau").

2. This Agreement authorizes the Service Bureau to route orders and any modifications thereto to Exchange on behalf of the Member.

3. By executing this Agreement, the undersigned Member agrees that it is responsible for all orders using its mnemonic entered on the Exchange through or by the Service Bureau. The Member also agrees to accept and honor all trades executed on Exchange as a result of orders routed to Exchange through or by the Service Bureau using the Member's mnemonic, regardless of whether such orders were provided to Exchange in error by the Service Bureau.

4. The Member understands and agrees that it is its sole responsibility to immediately notify Exchange in the event that it wishes to terminate this Agreement.

5. This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon 24 hours written notice.

6. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS OF THE DATE SET FORTH BELOW.

Service Bureau:	Member:	BATS Exchange, Inc:
Signature	*Signature*	*Signature*
Printed Name	*Printed Name*	Tamara Schademann *Printed Name*
Title (must be an officer)	*Title (must be an officer)*	SVP, Chief Regulatory Officer *Title*
Name of Service Bureau	*Name of Firm*	*Date*
Service Bureau Contact	*Date*	
Email Address of Contact Person	*MPID of Member*	

☐ MPID (Equities)
☐ EFID (Options)
☐ Both

BATS Global Markets Holdings, Inc.
Data Agreement
(Formerly the Exchange Data Vendor Agreement)

This BATS Global Markets Holdings, Inc. Data Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between BATS, as operator of the Exchanges, and Data Recipient.

1. Definitions. The following terms, when used in this Agreement, shall have the meanings set forth below:

"Act" shall mean the Securities Exchange Act of 1934, as amended.

"Additional Agreements" shall mean the User Agreement, Exchange Data Order Form and System Description, Price List, Fee Schedule, and any additional terms and conditions, policies or agreements entered into in writing by Data Recipient with BATS relating to the subject matter hereof.

"Agreement" shall mean this BATS Global Markets Holdings, Inc. Data Agreement, including any attachments or documents referenced or incorporated herein, as may be amended, modified, or supplemented from time to time.

"BATS" shall mean, collectively, BATS Global Markets Holdings, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214, and its subsidiaries and affiliates, including, without limitation, the Exchanges.

"BATS Indemnified Parties" shall mean, collectively, BATS and its subsidiaries, affiliates, and its and their respective owners, officers, directors, employees, and agents.

"BATS Invoiced Subscribers" shall mean any Data User that BATS chooses to invoice directly, as distinguished from Data Recipient Invoiced Subscribers.

"BATS Specifications" shall mean the written specifications, as may be amended, modified, or supplemented from time to time, for the System with which Data Recipient's system must comply.

"Claims and Losses" shall mean any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs, judgments, settlements and expenses of any nature, whether incurred by or issued against an indemnified party or a third-party, including, without limitation, (a) indirect, special, punitive, consequential or incidental loss or damage, and (b) reasonable administrative costs, investigatory costs, litigation costs and auditors' and attorneys' fees and expenses (including in-house personnel).

"Connectivity Fees" shall mean fees charged specifically for connecting to Exchange in order to receive Exchange Data.

"Data Feed Subscriber" shall mean any Data User outside of Data Recipient that (a) receives Exchange Data from Data Recipient and (b) for which Data Recipient cannot substantially control Exchange Data for the purpose of reporting usage or qualification.

"Data Fees" shall mean fees charged in connection with the use or redistribution of Exchange Data.

"Data Recipient" shall mean the data recipient referenced below and its affiliates, as identified in writing to BATS. The term "Data Recipient" includes (a) any Person that receives and uses Exchange Data for internal purposes only, and (b) any Person that receives and distributes Exchange Data, in each case pursuant to and in accordance with the terms and conditions of this Agreement and Exchange Requirements.

"Data Recipient Account Agreement" shall mean an agreement with an External Subscriber that (a) governs the accounts held by the External Subscriber with Data Recipient through which the External Subscriber is entitled to access Exchange Data, including any limitations on an External Subscriber's right to redistribute Exchange Data, and (b) protects BATS and the BATS Indemnified Parties to the same extent as if Data Recipient had presented and the External Subscriber had signed a Subscriber Agreement as per the applicable Exchange Requirements.

"Data Recipient Indemnified Parties" shall mean, collectively, Data Recipient and its subsidiaries, affiliates and its and their respective owners, officers, directors, employees, and agents.

"Data Recipient Invoiced Subscribers" shall mean any Data User that, per BATS' decision, are charged or assessed by Data Recipient for Exchange Data.

"Data User" shall mean any Person that receives Exchange Data from Data Recipient.

"Exchange" and **"Exchanges"** shall mean, individually or collectively, BATS Exchange, Inc., BATS Y-Exchange, Inc., BATS Trading Limited (operating under the name of BATS Chi-X Europe), and any other market subsidiary hereinafter created or acquired by BATS and operated by BATS or a subsidiary of BATS.

"Exchange Data" shall mean certain data and other information disseminated relating to securities or other financial instruments, products, vehicles, or devices; or relating to Persons regulated by BATS or to activities of BATS; or gathered by BATS from other sources, in each case sourced by BATS within the U.S.

"**Exchange Requirements**" shall mean (a) the rules, regulations, interpretations, decisions, opinions, orders and other requirements of the Securities Exchange Commission or other regulatory authorities, as may be applicable; (b) the rules and regulations, disciplinary decisions and rule interpretations applicable to the Exchanges; (c) the Exchanges' decisions, policies, interpretations, user guides, operating procedures, specifications (including without limitation the BATS specifications), requirements and other documentation that is regulatory or technical in nature published on BATS' web site; and (d) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions and other requirements.

"External Subscriber" shall mean any Data User not affiliated with Data Recipient that receives Exchange Data where Data Recipient can substantially control Exchange Data for the purpose of reporting usage or qualification.

"Internal Subscriber" shall mean any Data User affiliated with Data Recipient that receives Exchange Data where Data Recipient can substantially control Exchange Data for the purpose of reporting usage or qualification.

"Person" shall mean any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

"Redistributor" shall mean another distributor from which Data Recipient receives Exchange Data and for which such distributor cannot substantially control the Exchange Data received by Data Recipient for purposes of reporting usage and qualification.

"Service Facilitator" shall mean a Person receiving Exchange Data from Data Recipient for the sole purpose of facilitating dissemination of Exchange Data through Data Recipient's service in accordance with the terms and conditions of this Agreement.

"Subscriber Agreement" shall mean any agreement that BATS may require Data Recipient to obtain from an External Subscriber prior to Data Recipient providing such External Subscriber with Exchange Data.

"System" shall mean the system BATS has developed for creation and/or dissemination of Exchange Data.

"System Description" shall mean the Exchange Data Order Form and System Description and any other description of Data Recipient's system for receiving, transmitting and disseminating Exchange Data that is provided to and approved by BATS.

"User Agreement" shall mean an agreement by and between Data Recipient and the Exchange, pursuant to which Data Recipient has the right to access the Exchange to, among other things, enter orders on the Exchange, receive status updates on orders, cancel orders, and execute trades against orders on the Exchange limit order book, as such agreement may be amended, modified, or supplemented from time to time.

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2. Exchange Users. All rights under this Agreement granted to any Data Recipient that is also party to a User Agreement are granted subject to the terms and conditions of this Agreement and are in addition to the rights granted to Data Recipient under the User Agreement.

If Data Recipient is a member of an Exchange, then Data Recipient expressly acknowledges and agrees that (a) this Agreement does not limit or reduce in any way Data Recipient's obligations and responsibilities as a member of any applicable Exchange; (b) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by BATS to enforce compliance with, or impose sanctions for violations of, applicable Exchange Requirements; and (c) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Data Recipient's membership on an Exchange in accordance with applicable Exchange Requirements.

3. Other Recipients. If Data Recipient has not entered into a User Agreement with the Exchange, by signing this Agreement, Data Recipient has the right to access the Exchange to receive data feeds from the Exchange for internal purposes and for the distribution of, or otherwise enabling access (directly or indirectly) to, Exchange Data, as described in Data Recipient's System Description and approved by BATS and not for any purpose inconsistent with the terms of this Agreement.

4. Use of Exchange Data. BATS hereby grants to Data Recipient a worldwide, non-exclusive, non-transferable license to: (a) copy, store, process, commingle, and use any Exchange Data received (i) directly from the Exchange; (ii) through an approved BATS extranet; (iii) through an authorized data feed provider (i.e., a Redistributor); or (iv) otherwise, and (b) distribute Exchange Data in any form by means of any current or future product or service of the Data Recipient in any media, in accordance with the terms of this Agreement and Exchange Requirements, as available on BATS' web site and as may be amended, modified, or supplemented from time to time. Data Recipient shall ensure that the Exchange Data is clearly attributed as originating from the applicable Exchange.

Furthermore, Data Recipient represents and warrants that the detailed description of its system for receiving, transmitting and disseminating Exchange Data, as described in its System Description, including, but not limited to, the data processing equipment, software and communications facilities related thereto, is true, complete and not misleading, and that Data Recipient and Data User are authorized to receive and use the Exchange Data only for the purposes set forth in this Agreement and applicable Exchange rules and Exchange Requirements. Any use of the Exchange Data by Data Recipient and Data User, including, but not limited to, distribution or reprocessing, unless expressly described in Data Recipient's System Description and approved by BATS, is prohibited.

Should Data Recipient intend to make any material change to its System Description or in Data Recipient's use of the Exchange Data (including, but not limited to, redistribution and reproduction) in any manner not then described in Data Recipient's System Description, Data Recipient may only do so with BATS' prior written approval of Data Recipient's revised System Description and subject to payment of applicable fees. BATS shall promptly and in good faith approve or disapprove proposed modifications to Data Recipient's System Description. Data Recipient acknowledges and agrees that it acts at its own risk in developing any modification to its service and/or systems prior to receiving approval from BATS in accordance with this Section 4. Data Recipient is not required to notify BATS of non-material changes to its System Description.

5. Record Retention by Data Recipient. Data Recipient shall maintain complete and accurate records relating to the receipt of Exchange Data in accordance with the Exchange Requirements and other such information as BATS from time to time may reasonably request in writing.

6. Reporting. Data Recipient shall comply with the requirements of BATS as to usage reporting as BATS requires from time to time in writing. Unless otherwise provided by BATS, Data Recipient shall use reasonable efforts to provide such reporting within 15 days of the end of the applicable reporting period set forth by BATS but BATS shall not consider such reporting to be late until 45 days after the due date.

7. Proprietary Nature of Exchange Data. BATS represents that Exchange Data and the System constitute valuable proprietary information and rights of BATS and the Exchanges. Data Recipient expressly acknowledges and agrees that, as between BATS and Data Recipient, BATS has the exclusive proprietary rights in and to the System and Exchange Data that (a) originates on or relates to trading on any of BATS' markets; (b) relates to activities that are regulated or operated by one or more of BATS' markets; (c) BATS derives from Exchange Data that originates on or relates to any of BATS' markets; and (d) is a compilation or other rights in information and data that BATS gathers from other sources pursuant to separate agreements with those sources. The System and all Exchange Data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between BATS and Data Recipient, be and remain the sole and exclusive property of BATS. Data Recipient shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance and full enjoyment by BATS, its licensees, transferees and assignees, of the proprietary rights of BATS in Exchange Data and the System. Data Recipient acknowledges and agrees that third party information providers who provide information, goods and services to BATS in connection with the creation of Exchange Data have exclusive rights in their respective information and data. BATS makes no proprietary claim to any information derived from Exchange Data by Data Recipient.

8. Right to Deny Distribution. BATS retains the right to direct Data Recipient to terminate any external distribution of Exchange Data for any reason or no reason, in which event BATS shall notify Data Recipient and Data Recipient shall cease retransmitting Exchange Data as soon as commercially practicable.

9. Use of Name. BATS shall not: (a) advertise, publicly announce or otherwise state that it is providing services to Data Recipient or its affiliates or (b) use the name of Data Recipient or any affiliate thereof in any advertising or promotional materials, including but not limited to, any published list of data recipients or other clients in its web site displays, without the prior written consent of Data Recipient.

10. Right to Audit. During the term of this Agreement and for a period 12 months thereafter, Data Recipient shall make its premises available to BATS or its appointed agent for physical inspection of Data Recipient's use of Exchange Data (including review of any records regarding the use of, or redistribution of, the Exchange Data and locations where the Exchange Data is being received), during normal business hours, upon reasonable advance notice, to verify the accuracy of reports in accordance with Exchange Requirements and to ensure that the type and amount of fees, if any, calculated or stated to be payable to BATS are complete and accurate. While on Data Recipient's premises, BATS or its appointed designee shall comply with Data Recipient's written standard security policies and procedures to the extent made known by Data Recipient to BATS or its appointed designee. In no event will BATS or its appointed agent audit Data Recipient more than once in any 12 month period, unless necessary due to a reasonable suspicion of non-compliance with any material provision of this Agreement. Data Recipient shall comply promptly with any reasonable request from BATS for information regarding Data Recipient's receipts, usage, processing, display and redistribution of Exchange Data. The costs of such audit shall be borne by BATS unless such audit reveals an underpayment by Data Recipient of 10% or more or a material breach of the rights or licenses granted to Data Recipient under this Agreement; in such case, Data Recipient shall reimburse BATS for its costs and expenses in conducting such audit, to the extent that such costs and expenses are commensurate with industry standards.

11. Qualification Requirements; Data Recipient Indemnification. Except as otherwise set forth in this Agreement, Data Recipient shall only furnish, or cause or permit to be furnished, all or any part of Exchange Data to a Data User who, at the time of receipt thereof, is of a type qualified (as set forth in applicable Exchange Requirements) to receive Exchange Data from Data Recipient. Data Recipient agrees that BATS may have different qualification requirements for different Data Users.

Data Recipient may have an obligation to obtain an executed Subscriber Agreement from External Subscribers or cause Data Feed Subscribers to execute a BATS Global Markets Holdings, Inc. Data Agreement with BATS. Data Recipient shall have no obligation to obtain an executed Subscriber Agreement from External Subscribers if Data Recipient represents and warrants that it has, or will have in place before distributing Exchange Data to any External Subscriber, a legally valid and enforceable Data Recipient Account Agreement with such External Subscriber.

Data Recipient may use a Service Facilitator to facilitate the dissemination of Exchange Data in Data Recipient's service, provided that Data Recipient has a legally valid and enforceable contract with such Service Facilitator, prior to distributing any Exchange Data to any Service Facilitator, that: (a) includes all limitations on the Service Facilitator's right to redistribute Exchange Data; and (b) protects BATS and the BATS Indemnified Parties to the same extent as if the Service Facilitator had signed a BATS Global Markets Holdings, Inc. Data Agreement with BATS directly.

Data Recipient shall indemnify BATS, all BATS Indemnified Parties and any third parties that provide information, goods, and services to BATS in connection with the creation of Exchange Data against any assertion of claims or losses relating against the BATS Indemnified Parties made by an External Subscriber who receives Exchange Data from Data Recipient (or any Person relying upon Exchange Data received by such a Data User) arising from Data Recipient's election to distribute Exchange Data to such External Subscriber pursuant to this Section 11 rather than presenting the Subscriber Agreement to such Persons. In terms of recordkeeping and retention, Data Recipient Account Agreements shall be subject to applicable Exchange Requirements. In the event of a dispute with Data User(s) relating to Exchange Data, Data Recipient agrees to provide BATS with copies of the relevant portions of the Data Recipient Account Agreements. ~~In the text of a Subscriber Agreement, Data Recipient may be referenced as "Vendor".~~

If any Data User fails to comply with any of the terms or conditions of this Agreement applicable to Data Users, its agreement with Data Recipient for Exchange Data, or any other agreement between Data User and BATS (including the Additional Agreements), or has made any representation in any such agreement which was or has become untrue, then Data Recipient shall, within 5 business days after receipt of notice from BATS of such failure or untruth, cease providing Exchange Data to such Data User and shall, within 10 business days following the receipt of such notice, confirm such cessation by notice to BATS. Data Recipient shall be solely responsible for the acts and omissions of Internal

Subscribers. If a Data User is to be terminated under this provision, then BATS will request all Data Recipients to cease providing Exchange Data to such Data User.

12. Modifications; Fees. Data Recipient acknowledges and agrees that nothing in this Agreement constitutes an undertaking by BATS to continue: (a) Exchange Data, the System, or any aspect of either, in the present form or configuration or under the current BATS Specifications; or (b) to use existing communications facilities. BATS, in its sole discretion, may make modifications, additions, and/or deletions: (i) to Exchange Data, the System, or any aspect of either; (ii) to the BATS Specifications; (iii) to its communications facilities; or (iv) to BATS' decisions, policies, operating procedures, requirements, and other documentation (including, but not limited to, specifications, user guides and the Additional Agreements). BATS will use commercially reasonable efforts to provide Data Recipient with at least 60 days' notice of any material modification, addition, or deletion, except to the extent a shorter period is: (x) required due to any situation that necessitates modifications, additions, or deletions on an accelerated basis or otherwise precludes such advance notice, or (y) required pursuant to an order of a court, an arbitrator or a regulatory agency.

Data Recipient agrees to make timely payment of Connectivity Fees and Data Fees, as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Connectivity Fees and Data Fees shall be set forth in Exchange rules or posted on the BATS' web site. Connectivity Fees and Data Fees are payable within 30 days of the invoice date. Data Recipient will be solely responsible for any and all other telecommunications costs and all other expenses incurred in connecting to and maintaining its connection to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of distribution of Exchange Data by BATS to Data Recipient. Data Recipient agrees to pay BATS a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, BATS reserves the right to change its fee schedule, including Connectivity Fees and Data Fees applicable to Data Recipient. BATS will use commercially reasonable efforts to provide advance notice to Data Recipient (delivered via email and posted to BATS' web site) of any changes to Connectivity Fees. BATS will use commercially reasonable efforts to provide at least 60 days advance notice to Data Recipient (delivered via email and posted to BATS' web site) of any changes to Data Fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change. **Receipt or use of Exchange Data after the applicable notice period for any modification, addition, or deletion shall constitute acceptance of Exchange Data, Connectivity Fees, Data Fees, the System, the BATS Specifications, or other decisions, policies, operating procedures, requirements, and other documentation as so changed.**

All Data Users shall be either Data Recipient Invoiced Subscribers or BATS Invoiced Subscribers. Data Recipient is not required to actually invoice Data Recipient Invoiced Subscribers, but, in any event, Data Recipient shall be responsible for the charges associated with the Data Recipient Invoiced Subscribers. Data Recipient shall bear all risk of non-payment by Data Recipient Invoiced Subscribers or by Data Users for whom Data Recipient is responsible for the charges. BATS will bear the risk of non-payment by BATS Invoiced Subscribers. Data Recipient shall reasonably cooperate with BATS in any lawful efforts by BATS to collect unpaid charges due BATS from current or former BATS Invoiced Subscribers. Data Recipient may choose to pay BATS any charges due on behalf of any Data User. Upon Data Recipient's payment to BATS on behalf of any Data User of any charges due hereunder, Data Recipient shall be subrogated to any and all rights of BATS to recover such charges.

In addition, for Data Recipient Invoiced Subscribers, Data Recipient shall pay any taxes, charges or assessments (other than taxes imposed on the net income of BATS) by any foreign or domestic national, state, provincial or local government bodies, or subdivisions thereof relating to the provision of Exchange Data pursuant to this Agreement, and any related penalties or interest. In addition, if Data Recipient or any Data Recipient Invoiced Subscriber is required by applicable law to deduct or withhold any such tax, charge or assessment from the amounts due BATS, then such amounts due shall be increased so that the net amount actually received by BATS after the deduction or withholding of any such tax, charge or assessment, will equal one hundred percent (100%) of the charges that are owed.

13. Term and Termination. This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated either by Data Recipient on not less than 30 days' written notice to BATS or by BATS on not less than 60 days' written notice to Data Recipient. Notwithstanding the foregoing, this Agreement may be terminated immediately upon written notice by BATS in the event that (a) Data Recipient is not permitted or not able to receive or BATS is prevented from disseminating Exchange Data, or any part thereof; (b) any representation, warranty or certification made by Data Recipient in this Agreement or in any other document furnished by Data Recipient is, as of the time made or furnished, materially false or misleading; (c) Data Recipient proceeds with a proposed action which would result in a default of its obligations or covenants under this Agreement or in a breach of any representation, warranty or certification, which is material to BATS for regulatory, commercial or other reasons, made by Data Recipient in connection herewith, after BATS has notified Data Recipient in writing that such proposed action would constitute a default or breach hereunder; or (d) BATS, in its sole reasonable discretion, determines that any failure on the part of Data Recipient to comply with this Agreement has or is likely to have a materially adverse impact on the operation or performance of the System, Exchange Data or any Exchange, or likely to cause disproportionate harm to BATS' interests should termination be delayed. The following Sections will survive the termination or expiration of this Agreement for any reason: 1, 6, 7, 9, 10, 11, 12, 13, 14, 15, 16, 17, 20, 22, 23, 24, and 26. Any terms and conditions of the Additional Agreements incorporated herein by reference which by their terms are stated to survive the termination or expiration of such Additional Agreements shall survive the termination or expiration of this Agreement.

14. Confidentiality. Under this Agreement, BATS (and any BATS designee conducting an audit pursuant to this Agreement) shall keep confidential Data Recipient's System Description and Data Recipient's records, reports and payments that BATS or its designee has reviewed or audited, and any other Data Recipient information or material reasonably considered to be of a confidential nature (whether or not designated as such), as well as any and all information received in connection with this Agreement, including but not limited to, business, financial, operational, product, service and other information. Data Recipient acknowledges that it may also obtain confidential information, data, or techniques of BATS (whether or not designated as such). All such confidential information, whether written or oral, shall be deemed confidential upon disclosure to the recipient. Except as otherwise set forth herein, the recipient shall use such confidential information solely for use consistent with the purposes of this Agreement; shall hold such confidential information in confidence; and shall not use, disclose, copy, or publish any such confidential information without the prior written approval of the disclosing party. The recipient shall take reasonable security precautions, including at least as great as the precautions it takes to protect its own confidential information, but no less than reasonable care, to keep confidential the confidential information of the disclosing party. The recipient shall notify the disclosing party immediately upon discovery of any unauthorized use or disclosure of confidential information, and will cooperate with disclosing party in every reasonable way to help disclosing party regain possession of the confidential information and prevent its further unauthorized use or disclosure. The parties acknowledge that monetary damages may not be a sufficient remedy for unauthorized disclosure of confidential information, and that disclosing party shall be entitled, without waiving any other rights or remedies, to such injunctive or equitable relief as may be deemed proper by a court of competent jurisdiction.

Notwithstanding anything herein to the contrary, BATS or Data Recipient may disclose confidential information to the extent: (a) demanded by a court, arbitrator or government agency with regulatory jurisdiction over one or more of BATS' markets or over Data Recipient or any judicial or government order; (b) necessary to fulfill any BATS or Data Recipient regulatory responsibility, including any responsibility over members and associated Persons under the Act; or (c) necessary for BATS or Data Recipient and their respective employees, directors, and other agents to use such confidential information consistent with the purposes of this Agreement. If a party is required to disclose information pursuant to clauses (a) and (b) immediately above, such party shall notify the disclosing party in writing, to the extent permitted by law or regulation, of such requirement prior to disclosing such information and provide the original disclosing party, at its expense, with an adequate opportunity to obtain a protective order or other reliable assurance that confidential treatment will be accorded to the confidential information. The duties in this Section 14 do not apply to data, information or techniques that: (i) were lawfully in a party's possession prior to the date of this Agreement, provided the source of that information was not known by recipient to be bound by a confidentiality agreement with or other continual, legal or fiduciary obligation of confidentiality to disclosing party; (ii) is now, or hereafter becomes, through no act or failure to act on the part of recipient, generally known to the public; (iii) is rightfully obtained by recipient from a third party so long as the party does not know that the third party has breached any obligation not to reveal such data, information, or techniques; or (iv) can be demonstrated was independently developed by recipient without use or reference to the confidential information. All confidential information is and shall remain the property of the disclosing party. By disclosing confidential information to recipient, disclosing party does not grant any express or implied right to recipient to or under any patents, copyrights, trademarks, or trade secret information.

BATS shall not disclose its audit findings to any third parties (other than to its directors and independent consultants or subcontractors who are subject to confidentiality obligations or as otherwise set forth herein) and all information learned in connection with an audit shall constitute Data Recipient's confidential information. Notwithstanding the foregoing, nothing herein shall prevent BATS from using the audit findings to the extent the findings are used in the aggregate with other information and such aggregation does not (a) specifically identify Data Recipient or (b) create a context where Data Recipient's identity may be reasonably inferred.

15. LIMITATION OF LIABILITY; DISCLAIMER OF WARRANTIES. Absent fraud or willful misconduct by BATS, or a claim arising out of BATS' indemnification or confidentiality obligations set forth herein, BATS, its officers, directors, shareholders, employees, agents and consultants shall not be liable to Data Recipient or its affiliates, or to any Data User or its affiliates, for any inaccurate or incomplete Exchange Data received from BATS or from a Redistributor, any delays, interruptions, errors, or omissions in the furnishing thereof, or any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions. DATA RECIPIENT EXPRESSLY ACKNOWLEDGES THAT EXCHANGE DATA AND ANY AND ALL MATERIAL RELATED TO EXCHANGE DATA, INCLUDING BUT NOT LIMITED TO THE SYSTEM AND BATS SPECIFICATIONS, ARE BEING PROVIDED "AS IS." DATA RECIPIENT EXPRESSLY ACKNOWLEDGES THAT BATS DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO EXCHANGE DATA, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS, ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND CONSULTANTS SHALL NOT BE LIABLE TO DATA RECIPIENT, OR TO ANY RECIPIENT OF EXCHANGE DATA REDISTRIBUTED BY DATA RECIPIENT, FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES OF ANY NATURE, INCLUDING BUT NOT LIMITED TO, LOSS OF OR DAMAGE TO DATA, LOSS OF BUSINESS OR LOST PROFITS, ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF BATS HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY DATA RECIPIENT, OR A CLAIM ARISING OUT OF DATA RECIPIENT'S INDEMNIFICATION OR CONFIDENTIALITY OBLIGATIONS SET FORTH HEREIN, DATA RECIPIENT, ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND CONSULTANTS SHALL NOT BE LIABLE FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES OF ANY NATURE ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF DATA RECIPIENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

16. **Indemnification by Data Recipient**. Absent fraud or willful misconduct by BATS or a claim arising out of BATS' indemnification or confidentiality obligations set forth herein, Data Recipient and its affiliates agree to indemnify and hold harmless BATS Indemnified Parties from and against any and all Claims and Losses imposed on or asserted against BATS Indemnified Parties by a third party resulting from, in connection with, or arising out of (a) any failure of Data User to comply with the terms and conditions of any BATS required agreement for Exchange Data if Data Recipient has failed to notify BATS in writing of such non-compliance within 10 days after Data Recipient knows of such non-compliance (unless such Data User is a party to a BATS Global Markets Holdings, Inc. Data Agreement); (b) any assertion of Claims and Losses relating to this Agreement against any BATS Indemnified Party made by any Data User (or any third party relying upon Exchange Data received by such Data User, unless such Data User is party to a BATS Global Markets Holdings, Inc. Data Agreement); (c) the receipt, use, or redistribution of Exchange Data in breach hereof by Data Recipient or its affiliates; and (d) any failure by Data Recipient or its affiliates to comply with its obligations under this Agreement; provided that: (i) BATS promptly notifies Data Recipient in writing of any claim, action, or allegation; however, failure to promptly notify Data Recipient of a claim shall not relieve Data Recipient of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of Data Recipient; (ii) Data Recipient shall have sole control of the settlement and defense of any action to which this indemnity relates, but, upon BATS' request, shall inform BATS of the status of any proceedings or negotiations; and (iii) BATS reasonably cooperates to facilitate such defense. Data Recipient, in defending any such claim, action or allegation, except with the written consent of BATS Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) does not include, as an unconditional term, the grant by the claimant to the BATS Indemnified Parties of a release of all liabilities in respect to such claim, action, or allegation and (B) subjects BATS Indemnified Parties to any obligation in addition to those set forth herein.

17. **Indemnification by BATS.** BATS agrees to indemnify, defend and hold harmless Data Recipient Indemnified Parties from and against all Claims and Losses imposed on or asserted against a Data Recipient Indemnified Party by a third party resulting from, in connection with, or arising out of a claim that Exchange Data, or Data Recipient's use thereof, or the System infringes any copyright, patent, trademark, trade secret or other intellectual property right; provided that: (a) Data Recipient promptly notifies BATS in writing of any claim, action, or allegation; however, failure to promptly notify BATS of a claim shall not relieve BATS of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of BATS; (b) BATS shall have sole control of the settlement and defense of any action to which this indemnity relates, but, upon Data Recipient's request, shall inform Data Recipient of the status of any proceedings or negotiations; and (c) Data Recipient reasonably cooperates to facilitate such defense. BATS, in defending any such claim, action or allegation, except with the written consent of Data Recipient Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) does not include, as an unconditional term, the grant by the claimant to the Data Recipient Indemnified Parties of a release of all liabilities in respect to such claim, action, or allegation and (B) subjects Data Recipient Indemnified Parties to any obligation in addition to those set forth herein.

BATS shall not have the obligation to indemnify, defend and hold harmless Data Recipient's Indemnified Parties for any and all Claims and Losses imposed on, incurred by or asserted against a Data Recipient Indemnified Party as a result of any allegation of infringement or misappropriation if the System, Exchange Data, or any BATS Specifications have not been used in accordance with this Agreement which resulted in such infringement or misappropriation, or if Data

Recipient uses the System, Exchange Data, or any BATS Specifications after BATS notifies Data Recipient of a potential or actual infringement claim or to the extent it is based on use of a superseded version of the System, Exchange Data, or any BATS Specifications if such infringement or misappropriation would have been avoided by use of the current version of the System, Exchange Data, or BATS Specifications or if the infringement or misappropriation claim, action, or allegation is the result of the combination, operation, or use of the System furnished timely to Data Recipient by BATS, Exchange Data, or any BATS Specifications with hardware, software, or materials if such infringement or misappropriation would have been avoided by the use of the System, Exchange Data, or any BATS Specifications without such hardware, software, or materials.

In the event of a claim, action or allegation of infringement or misappropriation or if, in BATS' reasonable opinion, such a claim, action or allegation is likely to occur or if the use of the System, Exchange Data, or any BATS Specifications is enjoined because of infringement or misappropriation, BATS may, at its sole option and expense, (i) procure for Data Recipient the right to continue using the System, Exchange Data, or any BATS Specifications; (ii) replace or modify the System, Exchange Data, or any BATS Specifications to be non-infringing, and require the return of the potentially infringing or misappropriating items, if applicable, without liability to Data Recipient or any other third party; or (iii) terminate this Agreement immediately without liability to Data Recipient (other than indemnification by BATS in accordance with this Section) or any third party.

This Section sets forth the entire liability of BATS and the exclusive remedy of Data Recipient for the infringement or misappropriation of intellectual property by BATS.

18. Assignment. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Data Recipient may not assign this Agreement without the prior written consent of BATS; provided, however, that BATS shall not unreasonably withhold such consent. Notwithstanding the foregoing, Data Recipient may assign this Agreement to (a) an affiliate or subsidiary; (b) a successor of Data Recipient, by consolidation, merger, or operation of law; or (c) a purchase of all or substantially all of Data Recipient's assets, in each case without the prior written consent of BATS, provided that Data Recipient (a) is not currently in breach of this Agreement or delinquent in any fees owed to BATS hereunder and (b) provides prior written notice to BATS. BATS may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or an unrelated party upon prior written notice to Data Recipient.

19. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

20. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement, and such provision shall be construed to be effective and valid to the fullest extent under applicable law.

21. Relationship of the Parties. Nothing herein shall be construed to create a joint venture or partnership between the parties hereto. Neither party hereto shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other party or to bind the other party to any contract, agreement, or undertaking with any third party.

22. Entire Agreement; Priority Rules; Amendment; Waiver. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of any applicable Additional Agreements entered into by Data Recipient with the Exchange shall be incorporated herein by reference, and, together with this Agreement, shall constitute the complete and entire statement of all conditions and representations of the agreement between BATS and Data Recipient with respect to its subject matter and supersedes all prior writings or understandings, including, without limitation, any Exchange Data Vendor Agreement entered into with the Exchanges. If there is any conflict or inconsistency between this Agreement and any of the Additional Agreements with respect to the receipt or use of Exchange Data as contemplated herein, the following order of precedence shall apply, to the extent applicable to Data Recipient: (a) the Price List or Fee Schedule; (b) the Exchange Data Order Form and System Description; (c) this Agreement; (d) the User Agreement; and (e) any additional terms and conditions, policies or agreements entered into by Data Recipient with BATS.

Except as may otherwise be set forth in this Agreement, BATS may alter any term or condition of this Agreement or the Subscriber Agreement on 60 days' prior written notice to Data Recipient, and any receipt or use of Exchange Data after such date is deemed acceptance of the new term or condition. The means of notifying Data Recipient of such new term or condition may include, but not be limited to, emailing such term or condition to Data Recipient or posting such alteration on the BATS web site or a successor site upon written notice to Data Recipient. No failure on the part of BATS or Data Recipient to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

23. Governing Law; Venue. This Agreement will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement.

24. Affiliates. Notwithstanding anything to the contrary in this Agreement, any affiliate of the Data Recipient is entitled to exercise the rights of Data Recipient set forth herein on behalf of itself, the Data Recipient, or any other affiliate of the Data Recipient, including, but not limited to, rights to use and distribute Exchange Data to other parties, subject to the terms of this Agreement. If this Agreement will be applicable to an affiliate, Data Recipient must submit a list of any such affiliate(s) to BATS. By submitting the names of its affiliate(s), Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each affiliate and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL HOLD HARMLESS AND INDEMNIFY BATS AGAINST ANY ACTION OR INACTION BY AN AFFILIATE AS IF SUCH ACTION OR INACTION WERE THAT OF DATA RECIPIENT, AND DATA RECIPIENT AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S). All of the rights and licenses granted to, and all obligations of, Data Recipient under this Agreement will apply to such affiliate(s) to the same extent as applicable to Data Recipient.

For purposes of this Agreement, an "affiliate" of Data Recipient shall include any entity that, from time to time, directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise. The Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with this Agreement to any affiliate of the Data Recipient or an authorized third party agent, which may discharge those responsibilities, obligations or duties on behalf of the Data Recipient in accordance with this Agreement.

25. Headings. Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

26. Cumulative Remedies. Except as otherwise limited herein, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, equity, by statute, in any other agreement between the parties (including without limitation the Additional Agreements) or otherwise.

27. Counterparts. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Data Recipient: ______________________________

Signature: ______________________________

Printed Name: ______________________________

Title: ______________________________

BATS Global Markets Holdings, Inc., on behalf of itself and its subsidiaries and affiliates

Signature: ______________________________

Printed Name: Tamara Schademann

Title: SVP

Date: ______________________________

BATS Global Markets Holdings, Inc.
Data Feed Order Form and System Description

☐ Initial Form ☐ Amended Form ☐ ADD/REMOVE Data Feed Subscription

DATA RECIPIENT INFORMATION			
Company Name:			Date:
Address of Principal Office:			
City:		State:	Zip:
BILLING ADDRESS			
Address of Billing Office:			
City:		State:	Zip:

BUSINESS CONTACT		BILLING CONTACT	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:
MARKET DATA ADMINISTRATOR*		**TECHNICAL CONTACT**	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

***The Market Data Administrator will be assigned a web log-in to manage the Data Recipient's monthly usage reporting. Please attach an additional sheet with equivalent information if additional log-ins are required.**

How will you receive BATS data?
☐ Directly from BATS (complete Connectivity Section A)
☐ Through one or more data Vendors (complete Connectivity Section B)
☐ Both (complete Connectivity Sections A and B)

CONNECTIVITY – SECTION A

Data Center Location: ☐ Primary – Weehawken ☐ Secondary – Chicago ☐ PoP - Secaucus

Connection Type:

☐ Co-location Cross connect ☐ 1G ☐ 10G ☐ Other: ____________________

☐ Long haul circuit

☐ Extranet

☐ BT Radianz
☐ Fixnetix
☐ GuavaTech, Inc.
☐ Interactive Data
☐ IPC Systems, Inc.
☐ NexGen Networks
☐ NYSE Technologies (SFTI)
☐ QuantHouse
☐ Reliance Globalcom
☐ SAVVIS, Inc.
☐ TMX Atrium Networks
☐ TNSi

☐ Other: ____________________

CONNECTIVITY – SECTION B

Please identify all market data Vendors through which you will receive BATS market data:

DATA FEED SUBSCRIPTION / CHANGE REQUEST

BATS Exchange, Inc. (BZX)

Multicast PITCH
☐ ADD ☐ REMOVE Effective Date: ____________

TCP PITCH
☐ ADD ☐ REMOVE Effective Date: ____________

Options Multicast PITCH
☐ ADD ☐ REMOVE Effective Date: ____________

TOP (Level 1)
☐ ADD ☐ REMOVE Effective Date: ____________

Last Sale
☐ ADD ☐ REMOVE Effective Date: ____________

Historical Data (Refer to the Additional BATS Data Feeds section below for additional instructions.)
☐ ADD

BATS Y-Exchange, Inc. (BYX)

Multicast PITCH
☐ ADD ☐ REMOVE Effective Date: ____________

TCP PITCH
☐ ADD ☐ REMOVE Effective Date: ____________

TOP (Level 1)
☐ ADD ☐ REMOVE Effective Date: ____________

Last Sale
☐ ADD ☐ REMOVE Effective Date: ____________

Historical Data (Refer to the Additional BATS Data Feeds section below for additional instructions.)
☐ ADD

European Market Data - BATS Book Feed

TCP PITCH
☐ ADD ☐ REMOVE Effective Date: ____________

European Market Data – Chi-X Book Feed

TCP PITCH
☐ ADD ☐ REMOVE Effective Date: ____________

SYSTEM DESCRIPTION

Please provide a complete description of the system that makes use of BATS data and the use of the data internally or if you are distributing externally, a description of the service(s) and data you plan to provide to your customers. Please attach with this description any available diagrams or flow charts to aid the in the system description. Attach additional pages as necessary.

Will your organization use BATS data internally? ☐ Yes ☐ No

Will your organization distribute BATS data to Affiliates**? ☐ Yes ☐ No
If yes, please complete the BATS Global Markets Holdings List of Affiliates.

** "**Affiliate**" shall mean any entity that, from time to time, directly or indirectly, Controls, is Controlled by, or is under common Control with such party. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

Will your organization distribute BATS data externally? ☐ Yes ☐ No
If yes, is the data distribution ☐ Controlled ☐ Uncontrolled or ☐ Both
Please provide information for all Data Users receiving uncontrolled BATS data from your organization.

DATA USER INFORMATION			
Company Name:			Date:
Address of Principal Office:			
City:		State:	Zip:
BUSINESS CONTACT		TECHNICAL CONTACT	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

DATA USER INFORMATION			
Company Name:			Date:
Address of Principal Office:			
City:		State:	Zip:
BUSINESS CONTACT		TECHNICAL CONTACT	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

DATA USER INFORMATION			
Company Name:			Date:
Address of Principal Office:			
City:		State:	Zip:
BUSINESS CONTACT		TECHNICAL CONTACT	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

Please attach additional information as needed.

DATA FROM OPTIONS PRICING REPORTING AUTHORITY (OPRA)

Dissemination of BATS Options data is limited to parties who have equivalent access to Consolidated Options Information disseminated by OPRA for the same classes or series of options that are included in the Proprietary Information. Access to consolidated Options Information and access to Proprietary Information are deemed "equivalent" if both kinds of information are equally accessible.

Indicate whether you currently receive data from OPRA: ☐ Yes ☐ No

If yes, please indicate which vendor provides your OPRA data:______________________________

ADDITIONAL BATS DATA FEEDS

HISTORICAL DATA

Data Recipients can subscribe to BATS Historical PITCH, TOP, and Last Sale data on a T+1 basis. Up to three months of data is available via download from the BATS website. Additional data can be uploaded to a 1TB hard drive for a single fee per drive.

A BATS web login account is required to subscribe to these Historical Data feeds. For assistance, please visit http://www.batstrading.com/market_data/products/ or contact the BATS Trade Desk at 913.815.7001 or tradedesk@bats.com.

OTHER DATA FEEDS

BATS Options Multicast PITCH, BATS Auction Feed, and BATS Multicast Latency Feed will continue to be provided free of charge to Data Recipients. To request a subscription to these feeds, contact the BATS Trade Desk at 913.815.7001 or tradedesk@bats.com.

____
Signature of Data Recipient Authorized Representative

____
Printed Name

____
Title

____
Date

BATS Global Markets Holdings, Inc.
List of Affiliates

This List of Affiliates is for the BATS Global Markets Holdings, Inc. Data Agreement and/or other relevant BATS Global Markets Holdings, Inc. data agreements.

"Affiliate" shall mean any entity that, from time to time, directly or indirectly, Controls, is Controlled by, or is under common Control with such party. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

By submitting the names of its Affiliate(s), Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each Affiliate, as may be modified by Data Recipient from time to time, and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL HOLD HARMLESS AND INDEMNIFY BATS GLOBAL MARKETS HOLDINGS, INC. AND ITS AFFILIATES AGAINST ANY ACTION OR INACTION BY AN AFFILIATE OF DATA RECIPIENT AS IF SUCH ACTION OR INACTION WERE THAT OF DATA RECIPIENT, AND, DATA RECIPIENT AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S).

Data Recipient may regard changes to the table below as accepted by BATS unless BATS notifies Data Recipient of an objection within 30 days of receipt of notification of the change.

NAME OF AFFILIATE	REGISTERED ADDRESS

**Attach additional page(s) as necessary.*

I certify that the information provided on this List of Affiliates is complete and accurate.

____
Data Recipient Name

____________________________________ ________________________
Signature of Data Recipient Authorized Representative Date

____________________________________ ________________________
Printed Name Title

BATS Global Markets Holdings, Inc.
Subscriber Agreement

Vendor may not modify or waive any term of this Agreement. Any attempt to modify this Agreement, except by BATS Global Markets Holdings, Inc. or its affiliates (collectively, "BATS"), is void.

This BATS Global Markets Holdings, Inc. Subscriber Agreement (this "Agreement"), with an effective date as of the last date executed on the signature page hereof, is made by and between the vendor referenced below ("Vendor") and the subscriber referenced below ("Subscriber").

1. **Definitions.** Capitalized terms used herein shall have the meanings set forth in this Section 1.

"Claims or Losses" shall mean any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs, judgments, settlements and expenses of any nature, whether incurred by or issued against an indemnified party or a third-party, including, without limitation, (a) indirect, special, punitive, consequential or incidental loss or damage, and (b) administrative costs, investigatory costs, litigation costs and auditors' and attorneys' fees and expenses (including in-house personnel).

"Exchange Data" shall mean certain data and other information relating to securities or other financial instruments, products, vehicles or devices; or relating to Persons regulated by BATS or to activities of BATS; or gathered by BATS from other sources.

"Non-Professional Subscriber" shall mean any natural person who is not: (a) registered or qualified in any capacity with the SEC, the Commodities Futures Trading Commission, any state securities agency, any securities exchange or association, or any commodities or futures contract market or association; (b) engaged as an "investment advisor" as that term is defined in Section 202(a)(11) of the Investment Advisors Act of 1940 (whether or not registered or qualified under that Act); or (c) employed by a bank or other organization exempt from registration under federal or state securities laws to perform functions that would require registration or qualification if such functions were performed for an organization not so exempt.

"Person" shall mean any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

"Professional Subscriber" shall mean all other Persons who do not meet the definition of Non-Professional Subscriber.

"SEC" shall mean the U.S. Securities and Exchange Commission.

"Subscriber" shall mean, collectively, all Non-Professional Subscribers and Professional Subscribers.

"Vendor" shall mean "Data Recipient," as that term is defined in the BATS Global Markets Holdings, Inc. Data Agreement, as may be modified from time to time.

"Vendor's Service" shall mean the service from a Vendor, including the data processing equipment, software, and communications facilities related thereto, for receiving, processing, transmitting, using, and disseminating Exchange Data to or by Subscriber.

2. **Use of Data.** Subscriber may not sell, lease, furnish or otherwise permit or provide access to Exchange Data to any other Person or to any other office or place. Subscriber will not engage in the operation of any illegal business use or permit anyone else to use Exchange Data, or any part thereof, for any illegal purpose or violation of any BATS or SEC rule or regulation. Subscriber may not present Exchange Data rendered in any unfair, misleading, or discriminatory format. Subscriber shall take reasonable security precautions to prevent unauthorized Persons from gaining access to Exchange Data.

Use by Non-Professional Subscribers. Exchange Data is licensed only for personal use by a Non-Professional Subscriber. By representing to Vendor that Subscriber is a Non-Professional Subscriber, or by continuing to receive Exchange Data at a Non-Professional Subscriber rate, Subscriber is affirming to Vendor and BATS that Subscriber meets the definition of Non-Professional Subscriber as set forth herein. A Non-Professional Subscriber shall comply promptly with any reasonable request from BATS, or its designee, for information regarding the Non-Professional Subscriber's receipt, processing, display, use, and redistribution of Exchange Data.

Use by Professional Subscribers. Exchange Data is licensed for internal business use and/or personal use by a Professional Subscriber. Professional Subscriber may, on a non-continuous basis, furnish limited amounts of Exchange Data to customers in written advertisements, correspondence, or other literature during voice telephonic conversations not entailing computerized voice, automated information inquiry systems, or similar technologies. Professional Subscriber shall make its premises available to BATS, or its designee, for physical inspection of Vendor's Service and of Professional Subscriber's use of Exchange Data (including review of any records regarding use of or access to Exchange Data and the number and locations of all devices that receive Exchange Data), all at reasonable times and upon reasonable notice, to ensure compliance with this Agreement.

3. **Proprietary Data.** BATS grants to Subscriber a non-exclusive, non-transferable license during the term of the Agreement to receive Exchange Data distributed to it by Vendor and, thereafter, to use such Exchange Data as permitted under the terms of this Agreement and all applicable laws, statutes, rules, and regulations of BATS and the SEC, including but not limited to, BATS' rule filings, BATS' decisions and interpretations and any specifications or successors of such laws, statutes, rules, and regulations. Subscriber acknowledges and agrees that BATS and its affiliates have proprietary rights to Exchange Data that originates on or is derived from markets regulated or operated by BATS and compilation or other rights to Exchange Data gathered from other sources. Subscriber further acknowledges and agrees that BATS' third-party information providers have exclusive proprietary rights to their respective information. In the event of any misappropriation or misuse by Subscriber or anyone who accesses Exchange Data through Subscriber, BATS or its third-party information providers shall have the right to obtain injunctive relief for its respective materials. Subscriber shall attribute the source of Exchange Data as appropriate under all circumstances.

4. **Payment.** Subscriber shall assume full and complete responsibility for the payment of any taxes, charges, or assessments imposed on Subscriber or BATS (except for U.S. federal, state, or local incomes taxes, if any, imposed on BATS) by any foreign or domestic national, state, provincial, or local governmental bodies, or subdivisions thereof, and any penalties or interest relating to the provision of Exchange Data to Subscriber. Interest shall be due from the date of the invoice to the time that the amounts that are due have been paid. To the extent permitted by applicable law, Subscriber acknowledges and agrees that the termination of Vendor's Services for failure to make payments shall not be considered an improper limitation of access by BATS. For Professional Subscribers, if any payment is due directly to BATS under this Agreement, payment in full is due BATS in immediately available funds within 30 days of the date of an invoice, whether or not use is made of, or access it made to, Exchange Data. Subscriber agrees to pay BATS a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

5. **System.** Subscriber acknowledges that BATS, in its sole discretion, may from time to time make modifications to its system or Exchange Data. Such modifications may require corresponding changes to be made to Vendor's Service. Changes or the failure to make timely changes by Vendor may sever, delay, or otherwise affect Subscriber's access to or use of Exchange Data. BATS shall not be responsible for any such effects. BATS does not endorse or approve any Vendor, Vendor's Service or equipment utilized by Vendor or Subscriber.

6. **Limitation of Liability.**

BATS, its officers, directors, shareholders, employees, agents and consultants shall not be liable to Subscriber or to any other Person for any inaccurate or incomplete Exchange Data received from BATS or from Vendor, any delays, interruptions, errors, or omissions in the furnishing thereof, or any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions.

This Section shall not relieve BATS, Vendor, Subscriber, or any other Person from liability for damages that result from their own gross negligence or willful tortious misconduct or from personal injury or wrongful death claims.

BATS, Vendor, and Subscriber understand and agree that the terms of this Section reflect a reasonable allocation of risk and limitation of liability.

7. **Disclaimer of Warranties.** SUBSCRIBER EXPRESSLY ACKNOWLEDGES THAT BATS AND ITS THIRD-PARTY INFORMATION PROVIDERS DO NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE.

8. Third-Party Information Providers' Limitation of Liability. BATS' third-party information providers shall have no liability for any damages, whether direct or indirect, whether lost profits, indirect, special, or consequential damages of Subscriber or any other Person seeking relief through Subscriber relating to the accuracy of or delays or omissions in any Exchange Data provided by BATS' third-party information providers, even if the third-party information providers have been advised of the possibility of such damages. In no event will the liability of the third-party information providers or their affiliates to Subscriber or any other Person seeking relief through Subscriber pursuant to any cause of action, whether in contract, tort, or otherwise, exceed the fee paid by Subscriber or any other Person seeking relief through Subscriber, as applicable.

9. Claims and Losses. Subscriber agrees to indemnify and hold harmless BATS, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related Persons from any and all Claims or Losses imposed on, incurred by, or asserted as a result of or relating to: (a) any noncompliance by Subscriber with the terms and conditions hereof; and (b) any third-party actions related to Subscriber's receipt and use of Exchange Data, whether authorized or unauthorized under this Agreement. Each party agrees to indemnify and hold harmless (and in every case, BATS shall be permitted to solely defend and settle) another party (including BATS) and their owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related Persons, against any Claims or Losses arising from, involving, or relating to a claim of infringement or other violation of an intellectual property right by the indemnifying party provided that: (a) the indemnified party promptly notifies the indemnifying party in writing of the Claims or Losses; and (b) the indemnified party reasonably cooperates in the defense of the Claims or Losses.

10. Termination. Subscriber acknowledges that BATS, when required to do so in fulfillment of statutory obligations or otherwise, may by notice to Vendor unilaterally limit or terminate the right of any or all Persons to receive or use Exchange Data, or any part thereof, and that Vendor shall immediately comply with any such notice and terminate or limit the furnishing of Exchange Data and confirm such compliance by written notice to BATS. Any affected Person will have available to it such procedural protections as are provided by the Securities Exchange Act of 1934 (the "Act") and applicable rules and regulations thereunder. In addition to the termination rights permitted under any agreement Subscriber may have with Vendor, this Agreement may be terminated by Subscriber upon 30 days' written notice to Vendor and by BATS upon 30 days' written notice either to Vendor or Subscriber. In the event of Subscriber's breach, the discovery of the untruth of any representation or warranty of Subscriber, or where directed by the SEC in its regulatory authority, BATS may terminate this Agreement upon not less than 3 days' written notice to Subscriber provided either by BATS or Vendor.

11. Notices. All communications required to be given in writing to BATS under this Agreement shall be directed to:

BATS Global Markets Holdings, Inc.
8050 Marshall Drive, Suite 120
Lenexa, KS 66214
Attn: Legal Department

Direct communication to Subscriber at the last address known to Vendor shall be considered given (a) upon actual receipt if delivered by email, or (b) upon posting the notice or other communication on www.bats.com or a successor site. Subscriber promptly shall give written notice to Vendor of any change in the name or place of residence or business at which Exchange Data is received.

12. Assignment. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Neither Vendor nor Subscriber shall assign this Agreement (including by operation of law) without the prior written consent of BATS, provided, however, that BATS shall not unreasonably withhold such consent. Notwithstanding the foregoing, Vendor or Subscriber may assign this Agreement to an affiliate or subsidiary without the prior written consent of BATS, provided that the assigning party is not currently in breach of this Agreement or delinquent in any fees owed to BATS. BATS may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to Vendor and Subscriber.

13. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

14. Entire Agreement; Amendment; Waiver. This Agreement constitutes the complete and entire agreement of the parties to this Agreement with respect to its subject matter and supersedes all prior writings or understandings. If there is any conflict and/or inconsistency between this Agreement and Vendor's agreement with Subscriber, the terms of this Agreement shall prevail as between BATS and Subscriber. BATS may modify any term of this Agreement upon 60 days' written notice either to Vendor or Subscriber, and any use of Exchange Data after such date shall be deemed acceptance of the new term or condition. No failure on the part of BATS or Subscriber to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

15. Governing Law; Venue. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Subscriber hereby submits to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement.

16. Headings. Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

17. Third-Party Beneficiary. Vendor and Subscriber hereby designate BATS as a third-party beneficiary of this Agreement, having the right to enforce any provision herein.

18. Cumulative Remedies. Except as otherwise limited herein, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, equity, by statute, in any other agreement between the parties (including without limitation the Additional Agreements) or otherwise.

19. Counterparts. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

To execute this Agreement, you must be 18 years of age and you must designate yourself as either a Non-Professional Subscriber or Professional Subscriber (see Section 2 above).

Subscriber Type: ☐ Individual – Complete Section A.

☐ Firm or Organization – Complete Section B.

A. Individual Subscriber Information

Subscriber Name:______________________________

Signature:______________________________ Date:__________

Subscriber Status: ☐ **Professional** ☐ **Non-Professional***

**To qualify as a Non-Professional Subscriber, you must meet all of the terms set forth in Section 2 of the Agreement.*

B. Organizational Subscriber Information

Subscriber Organization Name:______________________________

Representative Name:______________________________ Title:__________

Signature:______________________________ Date:__________

**The Representative must be authorized in writing by the organization or firm to execute the Agreement. BATS may request documentation evidencing this authority.*

Vendor Information (for Vendor or Data Provider Use Only)

Vendor Name:______________________________

Representative Name:______________________________ Title:__________

Signature:______________________________ Date:__________

**The Representative must be authorized in writing by Vendor to execute the Agreement. BATS may request documentation evidencing this authority.*

BATS Global Markets Holdings, Inc.
Service Facilitator List

This Service Facilitator List is for the BATS Global Markets Holdings, Inc. Data Agreement and/or other relevant BATS Global Markets Holdings, Inc. data agreements.

DATA RECIPIENT INFORMATION	
Company Name:	Date:

SERVICE FACILITATOR INFORMATION		
Company Name:		Date:
Address of Receipt of Exchange Data:		
City:	State:	Zip:
BUSINESS CONTACT		
Name:	Email:	
Title:	Phone:	
Description of service provided:		
DATA DISTRIBUTION: ☐ Controlled ☐ Uncontrolled		

SERVICE FACILITATOR INFORMATION		
Company Name:		Date:
Address of Receipt of Exchange Data:		
City:	State:	Zip:
BUSINESS CONTACT		
Name:	Email:	
Title:	Phone:	
Description of service provided:		
DATA DISTRIBUTION: ☐ Controlled ☐ Uncontrolled		

**Attach Additional pages(s) as necessary*

I certify that the information provided on this Service Facilitator List is complete and accurate.

____
Data Recipient Name

______________________________ ____________________
Signature of Data Recipient Authorized Representative | Date

______________________________ ____________________
Printed Name | Title

BATS Global Markets Holdings, Inc.
External Controlled Data Distributor Trial Addendum

This BATS Global Markets Holdings, Inc. External Controlled Data Distributor Trial Addendum (this "Addendum") amends and supplements the BATS Global Markets Holdings, Inc. Data Agreement (including any amendments thereto, the "Data Agreement") entered into between BATS Global Markets Holdings, Inc., a Delaware corporation ("BATS"), and the External Controlled Data Distributor referenced below ("ECDD"). Capitalized terms used and not defined in this Addendum shall have the respective meanings set forth in the Data Agreement.

A. ECDD qualifies as an External Controlled Data Distributor, as specified in the BATS Global Markets Holdings, Inc. U.S. Market Data Policies (as may be amended by BATS in its discretion from time to time, the "Policies").

B. ECDD desires to offer Exchange Data to Data Users on a trial basis.

C. BATS is willing to permit such distribution of Exchange Data to Data Users on a trial basis, subject to the terms and conditions of this Addendum.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, BATS and ECDD agree as follows:

1. **Trial.** ECDD may provide Exchange Data to Data Users on a trial basis, solely in accordance with the Trial Usage terms and conditions set forth in the Policies.

2. **Disclaimer and Limitation.** ECDD ACKNOWLEDGES AND AGREES THAT (A) ANY AND ALL EXCHANGE DATA PROVIDED UNDER THIS ADDENDUM IS PROVIDED ON AN "AS IS," "AS AVAILABLE" BASIS, WITHOUT WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, (B) AS BETWEEN BATS AND ECDD, ECDD SHALL BE SOLELY RESPONSIBLE FOR ALL DISTRIBUTION AND USE OF ANY EXCHANGE DATA PURSUANT TO THIS ADDENDUM, AND (C) UNDER NO CIRCUMSTANCES SHALL BATS, ANY EXCHANGE OR ANY OTHER AFFILIATES OF BATS HAVE ANY LIABILITY FOR ANY EXPENSES, COSTS, DAMAGES, LOSSES AND LIABILITIES OF ANY NATURE WHATSOEVER, INCLUDING WITHOUT LIMITATION DIRECT, INDIRECT, CONSEQUENTIAL, SPECIAL, PUNITIVE OR INDIVIDUAL DAMAGES, LOST PROFITS, OR TRADING LOSSES, REGARDLESS OF THE FORM OF ACTION, AND WHETHER OR NOT FORESEEABLE, ARISING OUT OF THIS ADDENDUM OR ANY USE OF, INABILITY TO USE, OR RELIANCE UPON ANY EXCHANGE DATA PROVIDED HEREUNDER.

3. **Indemnification.** ECDD shall indemnify and hold harmless BATS Indemnified Parties from and against any and all Claims and Losses imposed on or asserted against BATS Indemnified Parties by a third party resulting from, in connection with, or arising out of (a) any distribution by ECDD of Exchange Data under this Addendum, and/or (b) any use of, inability to use, or reliance upon any Exchange Data by any Data User to which ECDD provides Exchange Data on a trial basis, whether or not authorized by ECDD.

4. **Miscellaneous.** This Addendum amends and supplements the Data Agreement and all terms thereof are hereby incorporated by reference herein. In the event of any conflict between the terms of this Addendum and the terms of the Data Agreement, the terms of this Addendum shall control.

IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be executed by their duly authorized officers.

External Controlled Data Distributor	BATS Global Markets Holdings, Inc. on behalf of itself and its subsidiaries and affiliates
Firm: ______	Signature: ______
Signature: ______	Printed Name: Tamara Schademann
Printed Name: ______	Title: SVP
Title: ______	Date: ______

Academic Use of BATS Historical Data
Terms and Conditions

1 **General.** BATS historical data and content (collectively "BATS Content"), by its terms, is not permitted to be distributed, but rather, is restricted as internal use only content. Subject to these terms and conditions, BATS waives this restriction for use in academic studies and publications, subject to the pre-authorization requirement of Section 7 below.

2 **Appearance of Content.** You will ensure that the presentation of the BATS Content will be consistent with BATS's own use of the BATS Content in comparable media. You should ensure that, to the extent practicable, BATS Content is clearly attributed as originating from BATS. All trademarks and service marks included in BATS Content will be designated with "SM", "TM", or ®, in the manner directed by BATS.

3 **Use Exclusively for Academic Purposes.** Any use of the BATS Content will be for academic research and/or academic publication only, and will not be used for trading purposes or the development of trading strategies.

4 **Public Disclosure of BATS Content.** At least 10 business days prior to the public release of any publication including BATS Content or reference to BATS Content, you agree to provide BATS with a draft of such publication for review and authorization. Publication of BATS Content or reference to BATS Content without BATS' express written authorization is prohibited.

5 **Restrictions on Use.** You may not use or display the BATS Content in the following ways:

a. In any manner that implies a relationship, affiliation, sponsorship, or endorsement or that suggests editorial content has been authored by or represents the views or opinions of BATS or BATS personnel;

b. In any manner that is misleading, defamatory, infringing, libelous, disparaging, obscene or otherwise objectionable to BATS, or impairing of the rights of BATS in its trademarks or logos, in the sole opinion of BATS; and

c. On a site that violates any law or regulation or is otherwise deemed unsuitable by BATS.

6 **Free Access to BATS Content.** You may not charge for access or use of BATS Content by third parties unless such charge is a flat fee payable for access to materials containing the BATS Content, such that the fee is not payable, in whole or in part, specifically to access BATS Content. Any other fee arrangements will be deemed to be in violation of these Terms and Conditions.

7 **Redistribution of BATS Content.** You may not distribute BATS Content in its aggregate form as received from BATS without express written consent from BATS. Any distribution other than that described in the Request to Use BATS Content will be deemed to be in violation of these Terms and Conditions.

8 **Security of BATS Content.** Given the sensitive nature of BATS Content, you agree to control BATS Content with the same degree of care given to sensitive personal information.

9 **Modifying Permission.** BATS reserves the right in its sole discretion to terminate or modify your permission to display BATS Content at any time and to take action against any use that does not conform to these terms and conditions, infringes any BATS intellectual property or other right, or violates applicable law.

10 **Non-Exclusive Remedy.** You will make any changes to your use of BATS Content as requested by BATS. This remedy is in addition to any other legal remedies to which BATS may be entitled in relation to your use of BATS Content.

I acknowledge that I have reviewed the above Terms and Conditions for use of BATS Content and that I and my organization agree to those Terms and Conditions which will govern any use of BATS Content in relation to the associated Request to Use BATS Content. I understand that submitting these Terms and Conditions to BATS in no way grants or implies permission to use BATS Content in any form.

Signature:______________________________________

Printed Name:___________________________________

Title:____

Organization:___________________________________

Date:____

Upon signing these Terms and Conditions, submit to BATS Membership Services via fax to 913.815.7119, email to membershipservices@bats.com or certified or first class mail to:

BATS Exchange, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

BATS Global Markets Holdings, Inc.
Extranet Agreement

This Extranet Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between BATS Global Markets Holdings, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("BATS"), on behalf of itself and BATS Exchange, Inc., a Delaware corporation ("BZX"), and BATS Y-Exchange, Inc., a Delaware corporation ("BYX," and collectively with BZX, the "Exchange") and the service provider referenced below ("Provider").

1. **Connectivity to the Exchange and Redistribution of BATS Data Feeds.** This Agreement authorizes Provider to access the Exchange in order to provide Authorized Third Parties, as defined below, with access to the Exchange and/or certain data feeds associated therewith. In order to receive and/or redistribute Exchange data, Provider shall also enter into a BATS Global Markets Holdings, Inc. Data Agreement with BATS (as may be amended, modified or supplemented from time to time, the "Data Agreement").

2. **Authorized Third Parties.** An Authorized Third Party is a party that: (a) has entered into an effective and current (i) User Agreement with BZX and/or BYX; and/or (ii) Data Agreement (formerly the Exchange Data Vendor Agreement) with BATS; and (b) the Exchange has approved to connect to the Exchange via connectivity supplied by Provider or to receive Exchange data transmitted through Provider. In order for a party to be approved, Provider must submit a request to BATS at noc@bats.com that includes the name and contact information of the party to whom connectivity will be provided. BATS will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by BATS, Provider may not provide the applicable party with connectivity to the Exchange.

3. **Access to the Exchange.** This Agreement and the Data Agreement authorize Provider to access the Exchange in order to: (a) receive the BATS Multicast Feed (the "Feed") and to distribute the Feed to Authorized Third Parties (the "Feed Related Services"); and (b) provide an Authorized Third Party with network connectivity services in order to access or receive information from the Exchange (the "Network Connectivity Services" and, collectively with the Feed Related Services, the "Services").

4. **List of Authorized Third Parties.** Provider shall maintain, keep current, and provide to BATS monthly, or more frequently upon request, a list of Authorized Third Parties to whom Provider provides either or both of the Services.

5. **Right to Deny Redistribution.** BATS retains the right to direct Provider to terminate either or both of the Services for any reason or no reason, in which event BATS shall notify Provider and Provider shall cease providing either or both of the Services, as applicable, as soon as commercially practicable.

6. **Discontinuance and Changes to Exchange Data.** Subject to the terms and conditions of the Data Agreement, Provider acknowledges that BATS, in its reasonable discretion, may choose to discontinue its distribution of the Feed or to change the nature or distribution format of the Feed at any time. BATS will use commercially reasonable efforts to provide Provider with reasonable advance notice of such discontinuation or changes.

7. **Network Requirements.** Provider must comply with all applicable BATS Network Requirements, contained in the Connectivity Manual, available at http://batstrading.com/resources/membership/BATS_Connectivity_Manual.pdf, as updated from time to time. BATS will provide notice of any updates to the BATS Network Requirements and Provider shall comply with the updated BATS Network Requirements within thirty (30) days of receipt of notice.

8. **Disclosure of Provider's Status as an Extranet.** BATS will include the Provider's sales contact and service offerings in materials made publicly available by BATS within two (2) weeks of both execution of this Agreement and verification that Provider is in compliance with the BATS Network Requirements.

9. **Publicity.** Other than as permitted in Section 8 above, neither party shall disclose the terms of this Agreement, nor use the other party's name, trade names, trademarks or logos in any press release without prior written consent of the other party.

10. **Fees.** Provider agrees to make timely payment of fees, charges and costs assessed by BATS in connection with the Services, as well as any applicable late fees for the failure to make payment within the required time period. Applicable fees shall be set forth in Exchange Rules or posted on BATS' web site. Subject to the Securities Exchange Act of 1934 (the "Act"), each Exchange reserves the right to change its fee schedule, including fees applicable to Provider. Fees are payable within 30 days of the invoice date. Provider agrees to pay BATS a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona

fide dispute. BATS will use commercially reasonable efforts to provide reasonable advance notice to Provider (delivered via e-mail and posted to BATS' web site) of any such change to fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change.

11. **BATS Options Data.** Provider represents and warrants that prior to redistributing data from any options market operated by BATS ("BATS Options Data") to any party that has already been approved as an Authorized Third Party by BATS, Provider will obtain the prior written approval of BATS. Provider acknowledges and understands that prior to redistributing BATS Options Data, it is necessary for BATS to confirm that BATS has received a representation from each Authorized Third Party representing that such party has access to consolidated options data disseminated by the Options Pricing Reporting Authority, or OPRA.

12. **Term and Termination.** This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by either party upon twenty-four (24) hours written notice to the other party.

13. **Choice of Law.** This Agreement shall be governed by the laws of the State of New York without regard to its choice of law provisions.

14. **Assignment.** This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Provider may not assign this Agreement (including by operation of law) without the prior written consent of BATS, provided, however, that BATS shall not unreasonably withhold such consent.

15. **Entire Agreement; Amendment and Modification.** This Agreement, together with any other documents incorporated herein by reference, constitutes the sole and entire agreement of the parties to this Agreement, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both oral and written, with respect to such subject matter. Except as otherwise set forth herein, this Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto.

16. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

17. **Counterparts.** This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Service Provider	**BATS Global Markets Holdings, Inc.**, on behalf of itself and BATS Exchange, Inc. and BATS Y-Exchange, Inc.
Signature	Signature
Printed Name	Printed Name
Title (must be officer)	Title
Name of Firm	Date

SERVICE PROVIDER INFORMATION			
Firm:			
Address:			
City:		State:	Zip:

BUSINESS CONTACT		TECHNICAL CONTACT	
Name:		Name:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

BILLING ADDRESS			BILLING CONTACT	
Firm:			Name:	
Address:			Email:	
City:	State:	Zip:	Phone:	Fax:

BATS Exchange, Inc.
Options Member Application and Agreements

Any currently approved BATS Member is eligible to transact business on the BATS Exchange Options Market ("BATS Options") provided that BATS specifically authorizes the member as an "Options Member." To become an Options Member, a current BATS Member is required to complete an Options Member Application and an Options Member Agreement. Upon approval as an Options Member, a BATS Member is required to comply with the requirements of the BATS Options rules and the rules of other SROs that have been incorporated by reference.[1]

A broker dealer that is not currently a BATS Member is required to complete the general Membership Application and Agreements and this application to transact business on BATS Options.

To apply, please complete and submit this Options Member Application and Agreements via fax to 913.815.7119, email to membershipservices@bats.com, or certified or first class mail to:

BATS Exchange, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Applicants are required to update any information submitted in the Application Form when and if it becomes inaccurate or incomplete after submission.

GENERAL INFORMATION		
Date:	CRD #:	
Name of Applicant Broker-Dealer:		
Address of Principal Office:		
City:	State:	Zip:

BILLING INFORMATION		
Address of Billing Office:		
City:	State:	Zip:

BUSINESS CONTACT		BILLING CONTACT	
Name:		Name:	
Title:		Title:	
CRD # (if applicable):		CRD # (if applicable):	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

DESIGNATED SERIES 4 REGISTERED OPTIONS PRINCIPAL Provide the following information for the person who will be primarily responsible for the oversight of Applicant's BATS Options trading activity. (see BATS Rules 17.1(b)(5) and 17.2(g))	
Name:	CRD # (if applicable):
Title:	
Email:	
Phone:	Fax:
Address (if different than above):	

[1] In the amendment to its existing rules to permit trading on BATS Options, BATS Exchange incorporated the following rules by reference: (1) NASD Rule 3020 regarding fidelity bonds (see BATS Rule 2.12); (2) CBOE rules governing position and exercise limits for equity and index options (see BATS Rules 18.7, 18.9, 29.5, and 29.7); (3) the margin rules of the CBOE or the NYSE (see BATS Rule 28.3); and (4) FINRA's rules governing communications with the public (see BATS Rule 26.16). Pursuant to an exemption from Section 19(b), the Exchange will not file rule filings each time an incorporated rule has been amended, but will publish on its public website notices of any changes to an incorporated rule.

TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT (check all that apply)

Please check the business activity(ies) in which the Applicant intends to engage as an Options Member.

☐ Options Market Maker (must complete separate BATS Options Market Maker Registration Application)

☐ Options Order Entry Firm (as defined in BATS Rule 16.1(a)(36))

CLEARING ARRANGEMENT

Please check and identify the manner in which Applicant will clear transactions on BATS Options

☐ If Applicant is a member of the Options Clearing Corporation (OCC), please provide the clearing number

____

☐ If Applicant will clear transactions through an OCC member, please identify

Name: ________________________ OCC #: ________________________

CHECKLIST OF ADDITIONAL MATERIAL

In order for this application to be deemed complete, please include one of the following documents, as appropriate for your firm:

☐ Options Member Letter of Guarantee *(attached; see BATS Rule 22.8)*

OR

☐ Options Self Clearing Member Letter of Guarantee *(attached; see BATS Rule 22.8)*

EXAMINING AUTHORITIES

(Please check the self regulatory organization that serves as the member's Designated Options Examining Authority)

☐ NYSE Amex (AMEX)
☐ NASDAQ BX (BX)
☐ Chicago Board Options Exchange (CBOE)
☐ Financial Industry Regulatory Authority (FINRA)
☐ New York Stock Exchange (NYSE)
☐ NASDAQ PHLX (PHLX)
☐ NYSE Arca, Inc. (ARCA)
☐ International Securities Exchange (ISE)

EXAMINATIONS

State the date of the member's last examination during which supervisory procedures were reviewed and by which SRO.

Date: ________________________

SRO: ________________________

OPTIONS ALLOCATION METHOD

(Please indicate the allocation method for exercise notices assigned in respect of a short position in applicant's customer's accounts - see BATS Rule 23.2)

☐ First in, first out ☐ Automated random selection ☐ Other ________________ ☐ Not applicable

MARGIN REQUIREMENTS SELECTION

(Please indicate whether applicant will follow margin requirements of the CBOE or the NYSE - see BATS Rule 28.3(b))

☐ CBOE or ☐ NYSE

DATA FROM OPTIONS PRICING REPORTING AUTHORITY (OPRA)

Indicate whether you currently receive data from OPRA: ☐ Yes ☐ No

If yes, please indicate which vendor provides your OPRA data: ________________________

BATS Exchange, Inc.
Options Member Agreement
(BATS Rule 17.1(b)(4))

NAME OF APPLICANT BROKER DEALER: ______________________________

CRD #: ______________________________

In connection with the member's application for participation in the BATS Exchange Options Market and in the event that this application is approved for participation, the Applicant hereby agrees to abide by the terms and conditions set forth below:

A. To comply with the federal securities laws, the rules and regulations thereunder, BATS rules including but not limited to the BATS Options rules, all circulars, notices, directives or decisions adopted pursuant to or made in accordance with BATS rules, and all rulings, orders, directions and decisions issued and sanctions imposed under BATS rules;

B. To pay such dues, assessments and other charges in the manner and amount as from time to time shall be fixed pursuant to BATS rules;

C. That this Agreement has been executed on behalf of, and with the authority of, the above-named Applicant. The undersigned and Applicant represent that the information and statements contained within the application and other information filed are current, true, and complete. The undersigned and the Applicant further represent that to the extent that any information submitted is not amended, such information is currently accurate and complete and agree that the information contained in the Applicant's Uniform Application for Broker-Dealer Registration (Form BD) will be kept current and accurate by proper amending of the Form BD promptly after changes occur. Applicant further represents that the registrations for the Applicant's Options Principal(s), Authorized Traders and any other personnel, registered with BATS, will be kept current by proper amending of Form U4 & Form U5.

Member: ____________________	BATS Exchange, Inc.
Signature: ____________________	Signature: ____________________
Printed Name: ____________________	Printed Name: Tamara Schademann
Title: ____________________	Title: SVP, Chief Regulatory Officer
	Date: ____________________

BATS Exchange, Inc.
Options Member Letter of Guarantee

NOTICE OF CONSENT – To be completed by Clearing Member of Applicant Broker-Dealer

____
Member Name

The Member noted above has represented to the undersigned Clearing Member, a member of the Options Clearing Corporation, that it is registered as an Options Member of BATS Exchange. In accordance with Rule 22.8 of the rules of BATS Options, the undersigned Clearing Member accepts financial responsibility for all BATS Options transactions made by the above referenced Member when executing such transactions through the undersigned Clearing Member. This letter shall be deemed to be a Letter of Guarantee and shall remain in effect until a written notice of revocation has been filed with the Exchange. Any such revocation shall in no way relieve the undersigned Clearing Member of responsibility for Exchange transactions guaranteed prior to the effective date of the revocation.

____
Clearing Member (Broker-Dealer Name)

____
OCC Clearing #

____
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor of Clearing Member

____
Printed Name/Title

____
Date

BATS Exchange, Inc.
Options Self Clearing Member Letter of Guarantee

NOTICE OF CONSENT – To be completed by Self Clearing Member of BATS Options

____
Member Name

The Member noted above is a registered self clearing member of the BATS Exchange Options Market. In accordance with Rule 22.8 of the rules of BATS Options, the Member accepts financial responsibility for all BATS Options transactions made by the Member. This letter shall be deemed to be a Letter of Guarantee and shall remain in effect until a written notice of revocation has been filed with the Exchange. Any such revocation shall in no way relieve the Member of responsibility for Exchange transactions guaranteed prior to the effective date of the revocation.

____
OCC Clearing #

____
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor of Member

____
Printed Name/Title

____
Date

BATS Exchange, Inc.
Options Market Maker Registration Application

Any currently approved BATS Options member is eligible to transact business as a Market Maker on the BATS Exchange Options Market ("BATS Options"). To become a Market Maker, a current BATS Options member is required to complete an Options Market Maker Registration Application. The Exchange may require additional information from any applicant prior to determining whether to register such applicant as an Options Market Maker.

To apply, please complete and submit this Options Market Maker Registration Application via fax to 913.815.7119, email to membershipservices@bats.com or certified or first class mail to:

BATS Exchange, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Applicants are required to update any information submitted in the application when and if it becomes inaccurate or incomplete after submission.

GENERAL INFORMATION

Date:	CRD #:	
Name of Applicant Broker-Dealer:		
Address of Principal Office:		
City:	State:	Zip:
EFID(s) to be used:		

SECURITIES

Estimate the number of issues in which the Applicant intends to become registered as a Market Maker: ___________

OTHER BUSINESS ACTIVITIES

☐ Public Securities Business ☐ Proprietary Trading ☐ Dealer/Specialist

☐ Equities Market Maker ☐ Investment Banking ☐ Other: ____________________

OTHER AFFILIATIONS

Is the Applicant a dealer/specialist or Market Maker on a registered national securities exchange or association? ☐ Yes ☐ No

If yes, please provide a list of the other registered national securities exchange(s) or association(s) on which the Applicant is a dealer/specialist or Market Maker:

FINANCIAL / ADDITIONAL REQUIREMENTS

Excess Net Capital Amount: ____________________ As of Date: ____________

Attach the following:

☐ List identifying all accounts pursuant to BATS Rule 22.7(a)
☐ List identifying all joint accounts pursuant to BATS Rule 22.7(c) – *if applicable*
☐ Most recent quarterly FOCUS Report enclosed (Refer to BATS Rule 22.9(a))
☐ Subordination agreements or evidence of other financing arrangement enclosed (Refer to BATS Rule 22.9(b)) – *if applicable*

INFORMATION BARRIER PROCEDURES (see BATS Rule 22.10)

☐ The Applicant does not engage in Other Business Activities as defined in BATS Rule 22.10(a) – if checking this option, no further action is necessary.

or

☐ The Applicant does engage in Other Business Activities as defined in BATS Rule 22.10(a) and has enclosed a copy of the Applicant's Information Barrier procedures.

If not included in the Information Barrier procedures, please provide the following information:

- The manner in which the Applicant intends to satisfy the conditions in paragraph (b) of BATS Rule 22.10 and the compliance and audit procedures it proposes to implement to ensure that the Information Barrier is maintained and
- The names and titles of the person or persons responsible for maintenance and surveillance of the procedures.

If the Applicant checked the box above indicating that it does engage in Other Business Activities as defined in BATS Rule 22.10(a), please indicate whether the Applicant or an affiliate of the Applicant intends to clear the Applicant's proprietary trades.

☐ Yes ☐ No

If Yes, please attach procedures or a written statement describing procedures that have been established to ensure that information with respect to such clearing activities will not be used to compromise the Applicant's Information Barrier. Such procedures, at minimum, must be the same as those used by the Applicant or the affiliate to clear for unaffiliated third parties. For more information please see BATS Rule 22.10, paragraphs (b)(2)(D)(v) and (b)(2)(F).

The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete.

By executing this Application, the undersigned agrees as follows:

- The Applicant commits to provide the Exchange with such information and reports as the Exchange may request relating to its transactions.
- The Applicant commits to take appropriate remedial action against any person violating BATS Rule 22.10 or the Applicant's internal compliance and audit procedures adopted pursuant to paragraph (c)(1) of BATS Rule 22.10, and recognizes that the Exchange may take appropriate remedial action, including (without limitation) reallocation of securities in which Applicant serves as a Market Maker, in the event of such a violation.
- The Applicant recognizes that any trading by a person while in possession of material, non-public information received as a result of the breach of the internal controls required under BATS Rule 22.10 may be a violation of Rules 10b-5 and 14e-3 under the Exchange Act or one or more other provisions of the Exchange Act, the Rules thereunder or Exchange Rules, and that the Exchange intends to review carefully any such trading of which it becomes aware to determine whether a violation has occurred.

Signature: ______________________________

Printed Name: ____________________________

Title: _________________________________

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Abel/Noser Corp.	8/18/2008	9/1/2010	NA	NA	Member	One Battery Park Plaza 6th Floor New York, NY 10004	646-432-4040	Agency
ABN AMRO Clearing Chicago, LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	Member	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312- 604-8643	Market Maker
Access Securities, LLC	10/23/2008	11/15/2010	NA	NA	Member	30 Buxton Farm Road Suite 300 Stamford, CT 06905	203-322-3377	Agency
Agency Trading Group, Inc.	10/23/2008	9/2/2014	NA	5/27/2010	Member	235 E Lake Street Wayzata, MN 55391	952-476-9500	Agency
Albert Fried & Company, LLC	8/18/2008	4/15/2011	5/18/2010	5/18/2010	Member	45 Broadway 24th Floor New York, NY 10006	212-422-7282	Agency
Allston Trading, LLC	9/4/2008	10/1/2010	5/25/2010	5/27/2010	Member	440 South LaSalle Street Suite 1200 Chicago, IL 60605	312-663-7174	Proprietary
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	Member	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
Alternet Securities, Inc.	NA	NA	5/25/2010	5/25/2010	Member	380 Madison Ave 4th Floor New York, NY 10017	212-444-6176	Agency
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	Member	1700 Pacific Avenue Suite 1400 Dallas, TX 75201	214-765-1170	Clearing Firm
Archipelago Securities, LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	Member	100 South Wacker Drive Suite 1800 Chicago, IL 60606	312-442-7046	Exchange
Ascendiant Capital Markets, LLC	4/1/2011	4/1/2011	NA	NA	Member	18881 Von Karman 16th Floor Irvine, CA 92612	949-218-2486	Agency
Athena Capital Research, LLC	7/1/2009	10/20/2010	NA	NA	Sponsored Participant	440 Ninth Avenue 11th Floor New York, NY 10001	212-931-9056	Proprietary
ATM Execution LLC	3/15/2012	3/15/2012	3/21/2012	3/21/2012	Member	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1554	Market Maker
Automated Trading Desk Financial Services, LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	11 Ewall Street Mount Pleasant, SC 29464	843-789-2166	Proprietary
Avatar Securities, LLC	4/1/2011	4/1/2011	NA	NA	Sponsored Participant	19 West 24th Street 8th Floor New York, NY 10010	646-435-0167	Proprietary
Barclays Capital, Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	Member	745 7th Avenue New York, NY 10019	212-412-2125	Institutional
BATS Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	Member	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of BATS Exchange
Bay Crest Partners, LLC	10/15/2008	NA	5/25/2010	5/27/2010	Member	40 Wall Street 42nd Floor New York, NY 10005	212-480-1400	Agency
Belvedere Trading, LLC	11/1/2011	3/1/2012	11/29/2011	NA	Member	10 South Riverside Plaza #2100 Chicago, IL 60606	312-262-3420	Proprietary
Benjamin & Jerold Brokerage I, LLC	10/1/2009	NA	NA	NA	Member	80 Broad Street 5th Floor New York, NY 10005	646-201-5024	Agency
BGC Financial, LP	8/17/2009	NA	NA	NA	Member	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7412	Agency
Blaylock Beal Van, LLC	5/3/2010	NA	NA	NA	Member	600 Lexington Avenue 3rd Floor New York, NY 10022	212-715-6600	Agency
Bloomberg Tradebook, LLC	10/23/2008	10/4/2010	5/14/2010	5/14/2010	Member	1633 Broadway 48th Floor New York, NY 10019	212-617-1184	Agency
Blue Fire Capital, LLC	8/18/2008	10/8/2010	5/25/2010	5/27/2010	Member	311 South Wacker Drive Suite 2000 Chicago, IL 60606	312-242-0504	Proprietary
Bluefin Research Partners, Inc.	8/18/2008	NA	NA	NA	Member	60 State Street Suite 1020 Boston, MA 02109	617-737-5700	Agency
Bluefin Trading, LLC	8/3/2009	NA	9/27/2013	8/13/2013	Member	3 Park Avenue 37th Floor New York, NY 10016	914-227-9555	Agency
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	Member	3 Times Square New York, NY 10036	212-885-4045	Agency
BMT Trading, LLC	2/1/2010	NA	NA	NA	Sponsored Participant	800 Third Avenue New York, NY 10022	212-813-0870	Proprietary
BNP Paribas Prime Brokerage, Inc.	12/3/2012	12/3/2012	NA	NA	Member	787 7th Avenue New York, NY 10019	917-472-4991	Clearing Firm
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	787 7th Avenue New York, NY 10019	212-841-3676	Proprietary
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	Member	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2225	Market Maker
Bulltick, LLC	1/15/2009	NA	NA	NA	Member	701 Brickell Avenue Suite 2550 Miami, FL 33131	212-616-2604	Agency
C&C Trading, LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	Member	111 Broadway Suite 808 New York, NY 10006	212-433-7589	Proprietary
Canaccord Genuity, Inc.	10/1/2013	10/1/2013	6/10/2010	6/10/2010	Member	350 Madison Avenue New York, NY 10017	212-389-8156	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	Sponsored Participant	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary
Cantor Fitzgerald & Co.	10/23/2008	NA	5/25/2010	5/27/2010	Member	110 East 59th Street 4th Floor New York, NY 10022	212-829-5226	Institutional / Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	Member	1601 Elm Street Suite 3900 Dallas, TX 75201	214-978-4767	Agency
CastleOak Securities, LP	NA	NA	5/14/2010	5/14/2010	Member	110 E. 59th Street 2nd Floor New York, NY 10022	212-829-4776	Agency
CF Global Trading, LLC	10/23/2008	1/3/2011	NA	NA	Member	99 Park Avenue Suite 1710 New York, NY 10016	212-888-4673	Market Maker
Chimera Securities, LLC	6/2/2014	6/2/2014	6/25/2014	6/25/2014	Member	225 Park Avenue South 17th Floor New York, NY 10003	646-597-6146	Proprietary Trading
Chopper Securities, LLC	5/16/2011	5/16/2011	5/11/2011	5/11/2011	Member	141 West Jackson Boulevard Suite 2201A Chicago, IL 60604	312-628-3530	Proprietary
Chopper Trading, LLC	11/17/2008	10/20/2010	NA	NA	Sponsored Participant	141 West Jackson Boulevard Suite 2201A Chicago, IL 60604	312-628-3530	Proprietary
Churchill Capital USA, Inc.	8/18/2008	NA	NA	NA	Member	1270 Avenue of the Americas Suite 1910 New York, NY 10020	212-994-5477	Agency
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	Member	425 Lexington Avenue New York, NY 10017	212-667-7030	Proprietary
Citadel Securities, LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	Member	131 South Dearborn Street 32nd Floor Chicago, IL 60603	312-756-4416	Market Maker
Citigroup Global Markets, Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	Member	390-388 Greenwich Street New York, NY 10013	212-723-7700	Full Service
CJS Securities, Inc.	7/15/2009	3/15/2011	NA	NA	Member	50 Main Street Suite 325 White Plains, NY 10606	914-287-7600	Agency
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	Member	17 State Street 38h Floor New York, NY 10004	212-531-8532	Public Customer Business
CLSA Americas, LLC	NA	NA	5/21/2013	5/21/2013	Member	1301 Avenue of the Americas New York, NY 10019	212-408-5719	Agency
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	Sponsored Participant	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CMT Trading, LLC	3/17/2014	3/17/2014	3/5/2014	3/5/2014	Member	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-612-6930	Proprietary
Compass Professional Services, LLC	6/15/2011	NA	NA	NA	Member	111 W. Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5010	Proprietary
Concept Capital Markets, LLC	3/15/2011	3/15/2011	NA	NA	Member	1010 Franklin Avenue Suite 303 Garden City, NY 11530	212-702-7198	Agency
ConvergEx Execution Solutions, LLC	10/15/2008	9/1/2010	5/25/2010	5/27/2010	Member	1633 Broadway 48th Floor New York, NY 10019	212-468-8466	Full Service
ConvergEx Prime Services, LLC	10/15/2008	10/1/2010	5/26/2010	5/27/2010	Member	30000 Mill Creek Avenue Suite 200 Alphareta, GA 30022	678-405-4200	Agency
COR Clearing, LLC	10/15/2009	NA	NA	NA	Member	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6164	Clearing Firm
Cowen and Company, LLC	8/18/2008	10/7/2010	5/14/2010	5/14/2010	Member	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1623	Market Maker
Credit Agricole Securities (USA), Inc.	10/23/2008	10/5/2010	NA	NA	Member	1301 Avenue of the Americas 13th Floor New York, NY 10019	212-261-3858	Full Service
Credit Suisse Securities (USA), LLC	9/3/2008	10/1/2010	5/25/2010	5/27/2010	Member	11 Madison Avenue 24th Floor New York, NY 10010	212-538-6067	Full Service
Critical Trading, LLC	7/1/2014	NA	NA	NA	Member	120 West 45th Street Suite 120 New York, NY 10036	646-918-0529	Firm Proprietary Trading/Market Maker
Custom Equity Research Partners, LLC dba Summer Street Research Partners	8/18/2008	NA	NA	NA	Member	101 Arch Street Suite 2010 Boston, MA 02110	617-338-7500	Agency
Cutler Group, LP	4/1/2010	10/6/2010	NA	NA	Member	101 Montgomery Street Suite 700 San Francisco, CA 94104	415-293-3956	Market Maker
Cuttone & Co., Inc.	NA	NA	5/25/2010	5/27/2010	Member	111 Broadway 10th Floor New York, NY 10006	646-943-5451	Market Maker
DART Executions, LLC	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	350 North Orleans Street Suite 2N Chicago, IL 60654	312-244-5408	Proprietary
Dash Financial, LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	Member	180 W. Adams Street 6th Floor Chicago, IL 60603	312-986-6210	Market Maker
DE Route	9/8/2008	10/4/2010	6/10/2010	4/29/2010	Member	545 Washington Boulevard Jersey City, NJ 07310	212-479-2319	ATS
Delaney Equity Group, LLC	10/15/2008	NA	NA	NA	Member	2401 PGA Boulevard Suite 110 Palm Beach Gardens, FL 33410	561-202-6004	Agency
Deutsche Bank Securities, Inc.	10/15/2008	10/11/2010	5/21/2010	5/21/2010	Member	60 Wall Street New York, NY 10005	212-250-7635	Full Service
Direct Access Partners, LLC	8/18/2008	11/1/2010	NA	NA	Member	40 Wall Street 42nd Floor New York, NY 10005	212-850-8892	Agency
Divine Capital Markets, LLC	10/15/2009	11/1/2010	NA	NA	Member	39 Broadway 36th Floor New York, NY 10006	212-344-5867	Agency
Doft & Co., Inc.	2/17/2009	11/15/2010	NA	NA	Member	55 East 59th Street 12th Floor New York, NY 10022	212-421-5558	Agency
Dominick & Dominick, LLC	10/15/2008	NA	NA	NA	Member	150 East 52nd Street New York, NY 10022	212-558-8902	Institutional

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	*Primary Activities*
Dougall & Associates, Inc.	5/15/2014	NA	NA	NA	Member	440 S LaSalle Street Chicago, IL 60605	312-663-2670	Proprietary / Agency
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	Member	540 West Madison Street Suite 2500 Chicago, IL 60661	312-542-3226	Proprietary / Market Maker
DV Trading	12/15/2008	NA	NA	NA	Sponsored Participant	116 Spadina Avenue Suite 703 Toronto ON M5V-2K6	416-979-1394	Market Maker
E*TRADE Securities, LLC	NA	NA	NA	6/10/2010	Member	1271 Avenue of the Americas 14th Street New York, NY 10020	703-236-8656	Agency
Electronic Transaction Clearing, Inc.	10/23/2008	9/1/2010	5/25/2010	5/27/2010	Member	660 S. Figueroa Street Suite 1450 Los Angeles, CA 90017	213-402-1564	Market Maker
Essex Radez, LLC	2/17/2009	10/1/2010	5/10/2010	5/14/2010	Member	440 South LaSalle Suite 1111 Chicago, IL 60605	312-212-1815	Service Bureau
Evercore Group, LLC	6/2/2010	NA	NA	NA	Member	55 East 52nd Street 38th Floor New York, NY 10055	212-822-7572	Agency
Finance 500, Inc.	8/18/2008	NA	NA	NA	Member	19762 MacArthur Boulevard Suite 200 Irvine, CA 92612	949-502-6801	Market Maker
First Clearing, LLC	8/18/2008	NA	NA	NA	Member	One North Jefferson Avenue Mail Code: H0004-095 St. Louis, MO 63103	314-875-4843	Full Service
First New York Securities, LLC	3/13/2009	NA	6/10/2010	6/10/2010	Member	90 Park Avenue 5th Floor New York, NY 10016	212-848-0600	Proprietary
Firstrade Securities, Inc.	8/18/2008	NA	NA	NA	Member	133-25 37th Avenue Flushing, NY 11354	718-269-1499	Proprietary
Flow Traders US, LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	Member	1095 Avenue of the Americas 24th Floor, Suite B New York, NY 10036	917-210-5020	Hedge Fund
FOG Equities, LLC	7/1/2014	6/16/2014	NA	NA	Member	440 S. LaSalle Street Suite 700 Chicago, IL 60605	312-663-2712	Institutional
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	Member	440 South LaSalle Suite 3030 Chicago, IL 60605	312-986-8232	Market Maker
GB Trading, LLC	7/1/2011	7/1/2011	NA	NA	Sponsored Participant	40 Fulton Street 17th Floor New York, NY 10038	212-379-5634	Agency
GB Trading, LLC	10/15/2009	10/21/2010	NA	NA	Sponsored Participant	40 Fulton Street 17th Floor New York, NY 10038	212-379-5634	Agency
GDK, Inc.	6/1/2010	1/3/2011	5/23/2011	5/23/2011	Member	c/o ART Advisors, LLC 500 Park Avenue New York, NY 10022	212-303-6179	Proprietary
Gildner Gagnon Howe & Co., LLC	10/23/2008	NA	NA	NA	Member	3 Columbus Circle New York, NY 10019	212-424-0208	Institutional
Global Execution Brokers, LP	2/1/2010	10/5/2010	NA	NA	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	312- 435-4167	Institutional
Global HFT Management, LLC	10/1/2010	NA	NA	NA	Sponsored Participant	800 Third Avenue New York, NY 10022	212-813-0870	Proprietary
Global Liquidity Partners, LLC	4/21/2011	5/15/2012	NA	NA	Sponsored Participant	12 Broad Street Suite 201 Redbank, NJ 07701	773-459-4665	Agency
Global-American Investments, Inc.	2/15/2012	2/15/2012	3/5/2012	3/5/2012	Member	20277 Valley Boulevard Suite A Walnut, CA 91789	312-919-2831	Retail
Goldman Sachs & Co.	10/23/2008	10/12/2010	5/14/2010	5/14/2010	Member	200 West Street New York, NY 10282	212-357-4587	Full Service
Goldman Sachs Execution & Clearing, LP	10/15/2008	10/1/2010	5/14/2010	5/14/2010	Member	200 West Street New York, NY 10282	212-357-7519	Full Service
Grace Financial Group, LLC	10/23/2008	NA	5/25/2010	5/27/2010	Member	83 Jobs Lane Southhampton, NY 11968	631-287-4633	Agency
Green Street Advisors, Inc.	11/1/2011	NA	NA	NA	Member	660 Newport Center Drive Suite 800 Newport Beach, CA 92660	214-749-4730	Agency
GSN North America, Inc.	8/18/2008	NA	NA	NA	Member	520 Madison Avenue New York, NY 10022	212-659-6292	Agency
GTS Securities, LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	Member	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2837	Proprietary
GTS Securities, LLC	2/17/2009	7/1/2011	NA	NA	Sponsored Participant	545 Madison Avenue 15th Floor New York, NY 10022	212-813-0870	Proprietary
Hainey Investments Limited	6/16/2014	NA	NA	NA	Sponsored Participant	Themistoki Dervi 41 #806-807 Nicosia, Cyprus	704-248-8221	Proprietary
HAP Trading, LLC	10/1/2009	11/15/2010	6/2/2010	6/2/2010	Member	33 Whitehall Street 6th Floor New York, NY 10004	212-380-5186	Proprietary
Hardcastle Trading USA, LLC	4/15/2009	NA	5/25/2010	5/27/2010	Member	755 Secaucus Road Suite F-1110 Secaucus, NJ 07094	201-305-8817	Proprietary
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	Sponsored Participant	141 W. Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	Sponsored Participant	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary
Hold Brothers Capital, LLC	NA	NA	6/8/2011	6/8/2011	Member	525 Washington Boulevard Suite 2450 Jersey City, NJ 07310	646-745-2133	Proprietary
HRT Financial, LLC	2/1/2010	10/1/2010	5/18/2010	5/18/2010	Member	32 Old Slip 30th Floor New York, NY 10005	212-293-1927	Proprietary

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
ICAP Corporates, LLC	NA	NA	3/28/2013	NA	Member	Harborside Financial Center 1100 Plaza 5, 12th Floor Jersey City, NJ 07311	212-341-9950	Agency
IEX Services, LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	Member	7 World Trade Center 30th Floor New York, NY 10007	646-568-2337	ATS
IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	233 South Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3320	Proprietary
Imperial Capital, LLC	10/23/2008	NA	5/25/2010	5/27/2010	Member	2000 Avenue of the Stars 9th Floor Los Angeles, CA 90067	310-246-3674	Market Maker
Industrial and Commercial Bank of China Financial Services, LLC	5/15/2014	5/15/2014	NA	NA	Member	1633 Broadway New York, NY 10019	212-300-8520	Clearing Services
Instinet, LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	Member	1095 Avenue of the Americas New York, NY 10036	212-310-4097	Agency
Interactive Brokers, LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5870	Full Service
International Correspondent Trading, Inc.	8/18/2008	NA	NA	NA	Member	525 Washington Boulevard Suite 2401 Jersey City, NJ 07310	201-222-9300	Agency
ISTRA, LLC	12/15/2011	12/15/2011	NA	NA	Sponsored Participant	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary
ITG Derivatives, LLC	8/18/2008	11/15/2010	NA	NA	Member	601 S. LaSalle Street Suite 300 Chicago, IL 60605	312-334-8042	Market Maker
ITG, Inc.	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	One Liberty Plaza 165 Broadway, 4th Floor New York, NY 10006	212-444-6259	Agency
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	Member	One New York Plaza New York, NY 10004	212-651-6060	Agency / Proprietary
Jane Street Markets, LLC	8/18/2008	NA	NA	NA	Member	One New York Plaza New York, NY 10004	212-651-6032	Institutional
Jane Street Options, LLC	1/3/2012	NA	NA	NA	Sponsored Participant	One New York Plaza New York, NY 10004	212-651-6969	Proprietary
Jaypee International, Inc.	10/15/2009	NA	NA	NA	Member	30 South Wacker Drive Suite 1700 Chicago, IL 60606	312-655-7606	Agency
Jefferies Execution Services, Inc.	8/26/2008	9/1/2010	5/25/2010	5/27/2010	Member	520 Madison Avenue New York, NY 10022	646-805-5415	Full Service
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies, LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	Member	520 Madison Avenue New York, NY 10022	212-323-3987	Full Service
JNK Securities Corp.	11/17/2008	11/15/2010	NA	NA	Member	902 Broadway 20th Floor New York, NY 10010	212-885-6311	Agency
JP Morgan Clearing Corp.	10/23/2008	9/15/2010	NA	NA	Member	383 Madison Avenue New York, NY 10179	212-272-6655	Full Service
JP Morgan Securities, LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	Member	383 Madison Avenue New York, NY 10179	212-622-5504	Full Service
Juliet Group, LLC	3/1/2011	3/1/2011	NA	NA	Sponsored Participant	240 E. 35th Street #3A New York, NY 10016	646-360-0595	Proprietary
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	Member	600 West Chicago Avenue Suite 825 Chicago, IL 60654	312-930-9603	Proprietary
JVB Financial Group, LLC	8/2/2010	11/15/2010	NA	NA	Member	1633 Broadway 28th Floor New York, NY 10019	646-792-5601	Proprietary
KCG Americas, LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	Member	545 Washington Boulevard Jersey City, NJ 07310	201-356-4232	Agency
Keefe Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	Member	787 7th Avenue New York, NY 10019	212-887-8965	Agency
Kepler Capital Markets, Inc.	7/15/2013	7/15/2013	7/17/2013	7/17/2013	Member	600 Lexington Avenue 28th Floor New York, NY 10022	212-710-7625	Agency
Kershner Securities, LLC	2/12/2009	11/1/2010	NA	NA	Member	1825-B Kramer Lane Suite 200 Austin, TX 78758	512-439-8140	Proprietary
KeyBanc Capital Markets, Inc.	11/17/2008	11/15/2010	NA	NA	Member	127 Public Square Cleveland, OH 44114	216-443-3978	Agency
Keystone Trading Partners	2/1/2013	2/1/2013	NA	NA	Member	660 Narcisi Lane Wayne, PA 19018	918-407-3288	Options Market Maker
L & R Trading, LLC	9/1/2011	9/1/2011	8/12/2013	8/12/2013	Member	61 Broadway Suite 2830 New York, NY 10006	212-433-7262	Market Maker
Lampert Capital Markets, Inc.	2/18/2014	2/18/2014	2/26/2014	2/26/2014	Member	477 Madison Avenue Suite 230 New York, NY 10022	(646) 367-4660	Introducing Broker
Latour Trading, LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	Member	377 Broadway 10th Floor New York, NY 10013	917-388-8625	Proprietary
LavaFlow, Inc.	9/11/2008	9/15/2010	5/26/2010	5/27/2010	Member	388 Greenwich Street 29th Floor New York, NY 10013	212-519-8965	Agency
Lazard Capital Markets, LLC	11/16/2009	11/15/2010	5/14/2010	5/14/2010	Member	30 Rockefeller Plaza New York, NY 10020	212-632-2650	Institutional
Leerink Partners, LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	Member	1 Federal Street 37th Floor Boston, MA 02110	800-808-7525	Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Legend Securities, Inc.	NA	NA	12/31/2013	5/27/2010	Member	45 Broadway 32nd Floor New York, NY 10006	646-716-3060	Institutional
Lek Securities Corporation	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006	212-509-2300	Agency
Letsgotrade, Inc dba Choicetrade	9/23/2008	11/15/2010	NA	NA	Member	197 State Route 18 Suite 3000 East Brunswick, NJ 08816	732-214-2660	Retail
Lightspeed Trading, LLC	8/18/2008	11/15/2010	5/19/2010	5/19/2010	Member	1001 Avenue of the Americas 16th Floor New York, NY 10018	646-393-4814	Proprietary
Lime Brokerage, LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	625 Broadway 12th Floor New York, NY 10012	212-219-6086	Agency
Limestone Trading, LLC	9/17/2008	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	212-219-6011	Proprietary
Liquidnet, Inc.	9/1/2009	9/15/2010	NA	NA	Member	498 7th Avenue 12th Floor New York, NY 10018	646-660-8310	Institutional
LiquidPoint, LLC	9/1/2010	NA	NA	NA	Member	311 South Wacker Drive Suite 4700 Chicago, IL 60606	312-986-2006	Order Management Service
Macquarie Capital (USA), Inc.	12/1/2009	NA	5/26/2010	5/27/2010	Member	125 West 55th Street Level 22 New York, NY 10019	212-231-2501	Agency
MB Trading	2/17/2009	12/15/2010	NA	NA	Member	1926 East Maple Avenue El Segundo, CA 90245	866-628-3001	Retail / Agency
Merrill Lynch Pierce Fenner & Smith, Incorporated	8/18/2008	10/4/2010	5/14/2010	5/14/2010	Member	One Bryant Park New York, NY 10036	212-449-6090	Full Service
Merrill Lynch Professional Clearing Corp.	8/18/2008	10/5/2010	5/14/2010	5/14/2010	Member	One Bryant Park NY1-100-06-01 New York, NY 10036	312-260-5601	Clearing Firm
MF Global, Inc.	8/18/2008	10/19/2010	NA	NA	Member	717 Fifth Avenue 9th Floor New York, NY 10022	312-261-7302	Agency
Mismi, Inc.	11/2/2009	11/15/2010	11/21/2011	5/27/2010	Member	810 7th Avenue Suite 220 New York, NY 10019	646-839-6107	ATS
Mitsubishi UFJ Securities (USA), Inc.	8/18/2008	10/14/2010	5/26/2010	5/27/2010	Member	1633 Broadway 29th Floor New York, NY 10019	212-782-4187	Institutional / Agency
Mizuho Securities USA, Inc.	6/1/2010	1/3/2011	NA	NA	Member	320 Park Avenue 12th Floor New York, NY 10022	212-209-9338	Agency
MKM Partners, LLC	8/3/2009	NA	5/14/2010	5/14/2010	Member	300 First Stamford Place 4th Floor East Wing Stamford, CT 06902	203-987-4005	Agency
Mocho Trading, LLC	9/2/2014	9/2/2014	9/2/2014	9/2/2014	Member	141 West Jackson Boulevard Suite 1120 Chicago, IL 60604	312-281-5570	Firm Proprietary Trading
Monadnock Capital Management, LP	5/15/2009	NA	5/26/2010	5/27/2010	Member	1845 Walnut Street Suite 940 Philadelphia, PA 19103	215-405-7280	Proprietary / Market Maker
Montecito Advisors, Inc.	5/16/2011	3/15/2011	NA	NA	Member	2015 State Street Suite B Santa Barbara, CA 93105	805-682-1484	Proprietary
Moors & Cabot, Inc.	NA	4/2/2012	NA	NA	Member	111 Devonshire Street Boston, MA 02109	617-314-0295	Agency
Morgan Stanley & Co., LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	Member	1585 Broadway New York, NY 10036	212-761-9324	Full Service
MYD Market, Inc.	2/1/2010	NA	NA	NA	Member	608 5th Avenue Suite 602 New York, NY 10020	212- 424-2101	Agency
Nasdaq Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	Member	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5177	Exchange
Nasdasq Options Services, LLC	2/1/2010	NA	NA	NA	Member	One Liberty Plaza 165 Broadway New York, NY 10006	212-401-8970	Exchange
National Financial Services, LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	Member	200 Seaport Boulevard Boston, MA 02210	201-915-8264	Retail / Agency
National Securities Corporation	7/1/2009	NA	NA	NA	Member	1001 Fourth Avenue Suite 3750 Seattle, WA 98154	212-417-3636	Agency
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	Member	445 Park Avenue New York, NY 10022	212-371-8411	Market Maker
Newedge USA, LLC	10/23/2008	10/21/2010	5/26/2010	5/27/2010	Member	550 W. Jackson Boulevard Suite 500 Chicago, IL 60661	646-557-8387	Full Service
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	Member	Worldwide Plaza 309 West 49th Street New York, NY 10019	212-667-9131	Institutional
North Moore Trading, LLC	6/1/2009	10/5/2010	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	212-219-6063	Proprietary
Northern Trust Securities, Inc.	8/18/2008	10/5/2010	5/26/2010	5/27/2010	Member	50 South LaSalle Street Chicago, IL 60603	312-630-6045	Market Maker
Northland Securities, Inc.	12/15/2010	12/15/2010	NA	NA	Member	45 South 7th Street 20th Floor Minneapolis, MN 55402	612-851-5934	Proprietary
OBD Securities, LLC	9/1/2011	10/15/2012	2/9/2012	2/9/2012	Member	150 N. Michigan Avenue Suite 3700 Chicago, IL 60601	312-768-1643	Proprietary
OBEX Securities, LLC	5/2/2011	5/2/2011	NA	NA	Member	1865 Palmer Avenue Suite 208 Larchmont, NY 10538	914-833-1800	Agency
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	Member	314 West Superior Suite 200 Chicago, IL 60654	617-642-6120	Proprietary

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	*Primary Activities*
Oppenheimer & Co., Inc.	10/23/2008	10/12/2010	5/14/2010	5/14/2010	Member	85 Broad Street 22nd/24th Floor New York, NY 10004	212-668-8152	Agency
optionsXpress, Inc.	6/15/2010	NA	NA	NA	Member	311 West Monroe Suite 1000 Chicago, IL 60606	312-630-3300	Retail
Optiver US, LLC	6/15/2009	NA	NA	NA	Member	130 East Randolph Street 13th Floor Chicago, IL 60601	312-821-9263	Proprietary / Market Maker
OTA, LLC	8/18/2008	10/7/2010	NA	NA	Member	One Manhattanville Road Purchase, NY 10577	914-460-4071	Institutional
OTR Global Trading, LLC	12/15/2008	NA	NA	NA	Member	One Manhattanville Road Purchase, NY 10577	914-460-4099	Institutional
PDQ ATS, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	Member	2624 Patriot Boulevard Glenview, IL 60026	224-521-2494	ATS
PEAK6 Capital Management, LLC	8/1/2014	NA	NA	NA	Member	141 W. Jackson Blvd. Suite 500 Chicago, IL 60604	312-362-2357	Proprietary Trading
PEAK6 Capital Management, LLC	11/3/2008	7/15/2011	NA	NA	Sponsored Participant	141 W. Jackson Blvd. Suite 500 Chicago, IL 60604	312-362-2401	Market Maker
Penserra Securities, LLC	8/18/2008	10/6/2010	NA	NA	Member	140 Broadway 26th Floor New York, NY 10005	212-607-3190	Agency
Pershing, LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	Member	One Pershing Place Jersey City, NJ 07399	201-413-2826	Agency
Pico Quantitative Trading, LLC	NA	NA	6/10/2010	6/10/2010	Member	120 Wall Street 16th Floor New York, NY 10005	917-714-5376	Agency
Pictet Overseas, Inc.	NA	NA	5/26/2010	5/27/2010	Member	1000 de la Gauchetiere Ouest Suite 3100 Montreal, Quebec H3B 2W5	514-350-6263	Agency
Pinnacle Capital Marktes, LLC	11/3/2008	12/1/2010	NA	NA	Member	4700 Falls Neuse Suite 390 Raleigh, NC 27609	919-850-0888	Agency
Piper Jaffray & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	Member	800 Nicollet Mall Minneapolis, MN 55402	612-303-2211	Market Maker
Potamus Trading, LLC	4/15/2013	4/15/2013	4/11/2013	4/11/2013	Member	2 Seaport Lane 5th Floor Boston, MA 02210	617-855-8721	Proprietary / Market Maker
Pragma Securities, LLC	10/15/2010	11/1/2010	NA	NA	Member	360 Park Avenue South 20th Floor New York, NY 10010	212-617-9781	Institutional / Agency
Quantex Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	Member	70 Hudson Street Hoboken, NJ 07030	646-214-5608	Clearing Firm
Quantlab Securities, LP	8/18/2008	11/1/2010	5/26/2010	5/27/2010	Member	4200 Montrose Boulevard Suite 200 Houston, TX 77006	713-333-3704	Proprietary
Quiet Light Securities, LLC	8/29/2008	1/3/2011	NA	NA	Member	141 W. Jackson Boulevard Suite 202A Chicago, IL 60604	312-229-4195	Proprietary
Rackson Asset Management, LLC	10/1/2009	NA	NA	NA	Sponsored Participant	2000 Broadway Suite 22C New York, NY 10023	212-724-2567	Proprietary
Rainier Investment Management, Inc.	1/4/2010	NA	NA	NA	Sponsored Participant	601 Union Street Suite 2801 Seattle, WA 98101	206-518-6658	Hedge Fund
Raven Securities Corp.	6/1/2009	11/15/2010	NA	NA	Member	Accounting & Compliance International 40 Wall Street, 17th Floor New York, NY 10005	212-952-0634	Agency
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	Member	3 World Financial Center 200 Vesey Street New York, NY 10281	612-373-1680	Market Maker
Red Cedar Trading, LLC	4/2/2012	NA	NA	NA	Member	520 Lake Cook Road Suite 110 Deerfield, IL 60015	847-571-2865	Market Maker
Redburn (USA), LLC	5/15/2009	11/15/2010	NA	NA	Member	565 Fifth Avenue 26th Floor New York, NY 10017	212-803-7303	Agency
RenCap Securities, Inc.	11/17/2008	NA	NA	NA	Member	780 Third Avenue 20th Floor New York, NY 10017	212-824-1097	Agency
RGM Securities, LLC	8/3/2009	10/1/2010	5/26/2010	5/27/2010	Member	221 West 6th Street Suite 2030 Austin, TX 78701	512-807-5302	Proprietary
River Cross Securities, LLLP	5/1/2009	10/5/2010	6/10/2010	NA	Member	401 City Avenue Suite 912 Bala Cynwyd, PA 19004	610-747-2333	ATS
RJL Capital Group, LLC	5/15/2012	NA	NA	NA	Member	2 Teleport Drive Suite 107 Staten Island, NY 10311	718-303-6000	Agency
Robert W. Baird & Co., Incorporated	10/23/2008	1/3/2011	NA	NA	Member	777 East Wisconsin Avenue Milwaukee, WI 53202	414-765-3910	Market Maker
Ronin Capital, LLC	5/15/2012	NA	6/8/2012	6/8/2012	Member	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Market Maker
Ronin Capital, LLC	8/17/2009	11/15/2010	NA	NA	Sponsored Participant	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Proprietary / Market Maker
Rosenblatt Securities, Inc.	8/18/2008	10/6/2010	5/26/2010	5/27/2010	Member	20 Broad Street 26th Floor New York, NY 10005	212-943-5225	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	Member	888 San Clemente Suite 150 Newport Beach, CA 92660	949-720-5708	Market Maker
RW Pressprich & Co.	2/17/2009	11/15/2010	6/2/2010	6/2/2010	Member	4521 Fifth Avenue New York, NY 10018	212-832-6254	Agency
SAC Capital Advisors, LP	10/23/2008	NA	NA	NA	Sponsored Participant	72 Cummings Point Road Stamford, CT 06902	203-890-2275	Hedge Fund

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Safra Securities Corporation	NA	NA	5/26/2010	5/27/2010	Member	546 Fifth Avenue New York, NY 10036	212-704-5524	Market Maker
Samurai Trading, LLC	7/1/2009	NA	NA	NA	Member	515 Madison Avenue 22nd Floor New York, NY 10022	212-935-9835	Market Maker
Sanford C. Bernstein & Co, LLC	9/10/2008	10/21/2010	5/26/2010	5/27/2010	Member	1345 Ave of the Americas New York, NY 10105	212-823-2896	Agency
Santander Investment Securities, Inc.	4/15/2009	1/3/2011	NA	NA	Member	45 East 53rd Street New York, NY 10022	212-350-3659	Institutional
Scotia Capital (USA), Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	Member	1 Liberty Plaza 165 Broadway New York, NY 10006	212-225-6705	Institutional
Scottrade, Inc.	6/1/2010	11/15/2010	5/26/2010	5/27/2010	Member	12800 Corporate Hill Drive St. Louis, MO 63131	314-965-1555 x.6402	Retail
Sea Port Group Securities LLC	NA	NA	4/1/2013	NA	Member	360 Madison Avenue New York, NY 10017	212-616-7771	Agency
Seven Points Capital, LLC	8/18/2008	12/15/2010	5/14/2010	5/14/2010	Member	805 Third Avenue 15th Floor New York, NY 10022	212-760-0760	Agency
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	Member	245 Park Avenue New York, NY 10167	212-278-5232	Proprietary
SJ Levinson & Sons, LLC	8/18/2008	NA	NA	NA	Member	2700 Westchester Avenue Suite 109 Purchase, NY 10577	914-220-1654	Agency
Solowey & Co.	10/23/2008	9/1/2010	NA	NA	Member	6801 SW 101 Street Miami, FL 33156	305-668-3389	Market Maker
Southwest Securities, Inc.	10/23/2008	9/1/2010	NA	5/21/2013	Member	1201 Elm Street Suite 3500 Dallas, TX 75270	214-859-5125	Clearing Firm
Spire Europe Limited	8/1/2011	8/1/2011	NA	NA	Sponsored Participant	40 Queen Street 1st Floor London, UK EC4R 1DD	917-388-8607	Proprietary
Spire Master Fund, Ltd.	12/15/2008	10/5/2010	NA	NA	Sponsored Participant	73 Front Street Hamilton Bermuda HMCX	212-219-6063	Hedge Fund
Spire X Trading, LLC	4/1/2013	4/1/2013	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	917-388-8625	Proprietary
Spot Trading, LLC	6/1/2012	NA	1/25/2013	1/25/2013	Member	440 South Lasalle Suite 2800 Chicago, IL 60605	312-362-4569	Proprietary
State Street Global Markets, LLC	3/15/2011	3/15/2011	NA	NA	Member	State Street Financial Center One Lincoln Street Boston, MA 02111	617-664-4809	Full Service
Stifel Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	Member	501 North Broadway St. Louis, MO 63102	410-454-4096	Agency
Stock USA Execution Services, Inc.	8/18/2008	10/14/2010	5/26/2010	5/27/2010	Member	1717 Route 6 Suite 102 Carmel, NY 10542	845-531-2631	Agency
Stuart Frankel & Co., Incorporated	8/18/2008	NA	NA	NA	Member	60 Cutter Mill Road Suite 406 Great Neck, NY 11021	212-943-8788	Agency
Stuyvesant Trading Group, LLC	8/15/2013	NA	NA	NA	Member	100 Wall Street Suite 604-A New York, NY 10005	212-433-7124	Market Maker
Sumo Captial, LLC	7/15/2013	NA	NA	NA	Member	440 S LaSalle Street Suite 2101 Chicago, IL 60605	212-433-7667	Proprietary
Sun Trading, LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	100 South Wacker Suite 300 Chicago, IL 60606	312-924-4751	Proprietary
Sungard Brokerage & Securities Services, LLC	8/18/2008	10/1/2010	5/6/2010	5/6/2010	Member	2100 Enterprise Avenue Geneva, IL 60134	201-356-1488	Agency
SunTrust Robinson Humphrey, Inc.	NA	NA	5/18/2010	5/18/2010	Member	3333 Peachtree Road NE Atlanta Financial Center Atlanta, GA 30326	404-813-0837	Agency
Susquehanna Capital Group	9/3/2008	10/5/2010	5/26/2010	5/27/2010	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2996	Institutional / Agency
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2999	Institutional / Agency
TD Ameritrade Clearing, Inc.	5/3/2011	5/3/2011	NA	5/27/2010	Member	200 South 108th Avenue Omaha, NE 68154	402-970-5271	Agency
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	Member	535 Fifth Avenue 12th Floor New York, NY 10017	212-584-4628	Agency
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary
Tewksbury Investment Fund, Ltd.	7/1/2011	7/1/2011	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	610-971-5000	Proprietary
Themis Trading, LLC	8/18/2008	10/1/2010	NA	5/27/2010	Member	10 Town Square Suite 100 Chatham, NJ 07928	866-384-3647	Agency
Think Trade, LLC	2/1/2010	10/20/2010	NA	NA	Sponsored Participant	2210 Encintas Boulevard Suite I Encintas, CA 92024	760-452-2451	Proprietary
Timber Hill, LLC	2/16/2010	NA	NA	NA	Member	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5806	Market Maker
Track Data Securities Corporation	9/10/2008	9/15/2010	NA	NA	Member	1122 Coney Island Avenue Brooklyn, NY 11230	718-923-3091	ATS
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	Member	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6403	Proprietary

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
TradeKing, LLC	10/15/2009	11/15/2010	NA	NA	Member	888 E. Las Olas Boulevard Suite 300 Fort Lauderdale, FL 33301	561-271-9290	Agency
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	Member	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7856	Market Maker
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary
Tripoint Global Equities, LLC	6/15/2011	NA	NA	NA	Member	130 West 42nd Street 10th Floor New York, NY 10036	917-512-0822	Proprietary
Tudor Pickering Holt & Co. Securities, Inc.	8/18/2008	10/17/2011	NA	NA	Member	1111 Bagby Suite 4900 Houston, TX 77002	713-333-2976	Agency
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	Member	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary
UBS Securities, LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	Member	1285 Avenue of the Americas New York, NY 10019	203-719-3275	Full Service
Vandham Securities Corp.	8/18/2008	NA	NA	NA	Member	50 Tice Boulevard Woodcliff, NJ 07677	201-782-3300	Agency
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	Member	7280 W. Palmetto Park Road Suite 105 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Financial BD, LLC	11/17/2008	10/7/2010	5/27/2010	5/27/2010	Member	645 Madison Avenue 16th Floor New York, NY 10022	212-418-0118	Proprietary
Virtu Financial Capital Markets, LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	Member	307 Camp Craft Road West Lake Hills, TX 78746	310-651-9757	Proprietary
Vision Financial Markets, LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	Member	4 High Ridge Park Suite 100 Stamford, CT 06905	203-388-2675	Retail
Volant Liquidity, LLC	4/15/2011	NA	5/27/2010	5/27/2010	Member	7 World Trade Center Suite 3301 New York, NY 10007	646-484-3005	Proprietary
Wall Street Access	11/3/2008	10/17/2011	5/27/2010	5/27/2010	Member	17 Battery Place 11th Floor New York, NY 10004	212-232-5602	Agency
Walleye Trading, LLC	12/1/2008	11/12/2010	5/27/2010	5/27/2010	Member	2800 Niagara Lane North Plymouth, MN 55447	952-345-5226	Market Maker
Wedbush Securities, Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	Member	1000 Wilshire Boulevard #900 Business Conduct Los Angeles, CA 90017	213-688-4575	Market Maker
Weeden & Co, LP	8/26/2008	10/19/2010	NA	NA	Member	145 Mason Street Greenwich, CT 06830	203-861-7600	Full Service
Wells Fargo Prime Services, LLC	10/23/2008	5/16/2011	5/26/2010	5/26/2010	Member	45 Fremont Street 30th Floor San Francisco, CA 94105	415-848-4056	Market Maker
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	Member	550 South Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	212-214-6458	Agency
Western International Securities, Inc.	8/18/2008	11/15/2010	NA	NA	Member	70 South Lake Avenue 7th Floor Pasadena, CA 91101	626-710-3110	Market Maker
White Bay PT, LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	Member	2 Rector Street 16th Floor New York, NY 10006	646-651-4380	Proprietary
WhoTrades, Inc.	8/15/2013	8/15/2013	8/15/2014	8/15/2014	Member	17 State Street 7th Floor New York, NY 10004	646-346-1000	Retail
Williams Trading, LLC	10/23/2008	NA	NA	NA	Member	450 Post Road East Suite 120 Westport, CT 06880	203-353-7635	Agency
Wolverine Execution Services LLC	8/18/2008	10/19/2010	5/14/2010	5/14/2010	Member	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3736	Market Maker
Wolverine Trading, LLC	10/3/2011	NA	NA	NA	Member	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3753	Proprietary / Market Maker
WR Hambrecht + Co., LLC	4/1/2010	10/6/2010	NA	NA	Member	909 Montgomery Street 3rd Floor San Francisco, CA 94133	415-551-8642	Online Discount Brokerage Firm
Xambala Capital, LLC	2/15/2012	2/15/2012	NA	NA	Member	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	408-990-1942	Proprietary
Xambala Capital, LLC	12/18/2012	12/18/2012	2/17/2012	2/17/2012	Sponsored Participant	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	408-990-1942	Proprietary
XR Securities, LLC	1/15/2009	11/15/2010	5/10/2012	5/10/2012	Member	550 W. Jackson Boulevard Suite #1000 Chicago, IL 60661	312-244-4672	Proprietary
Zydeco Trading, LLC	2/18/2014	NA	NA	NA	Member	50 North Brockway Suite 4-4A Palatine, IL 60067	847-907-4319	Options Market Maker

From: (913) 815-7128
BUFFEE GILLIHAN
BATS EXCHANGE, INC.
8050 MARSHALL DRIVE
STE 120
LENEXA, KS 66214

Origin ID: IXDA

FedEx. Express



J14221409090326

Ship Date: 22SEP14
ActWgt: 1.0 LB
CAD: 8863864/INET3550

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SHIP TO: (913) 815-7000 BILL SENDER
Chris Grobbel
SEC, Div. of Trading and Markets
100 F St, NE Mail Stop 6628

WASHINGTON, DC 20549

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TUE - 23 SEP AA
STANDARD OVERNIGHT

TRK# 7712 2810 1710
0201

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20549
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522G1/C0B4/8AC3

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9/24/2014